Securities and Exchange Commission
                             Washington, D.C. 20549


                                 _______________
                               Fourth Amendment to
                                     Form 10
                                 ______________



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             PACIFIC WEBWORKS, INC.
             (Exact name of registrant as specified in its charter)

NEVADA                                                                87-0627910
(State of incorporation)                  (I. R. S. Employer Identification No.)


                          180 South 300 West, Suite 400
                           Salt Lake City, Utah 84101
                                 (801) 578-9020
  (Address and telephone number of registrant's principal executive offices and principal place of business)



        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
             _______________________________________________________

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share

                                    BUSINESS

         The following description of Pacific WebWorks' business should be read in conjunction with the information included elsewhere in this registration statement. This section contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this registration statement.

         Our Business. We are primarily an engineering and management company which develops and sells business software technology for the Internet. We provide software tools for e-commerce, including shopping carts, point of sale, lead generation, lead distribution, security methods (including encryption), and search engine technologies. Our products allow businesses to build, manage, and maintain their own websites, sell products, generate leads, distribute information, and gain intelligence about their website visitors. We believe that our products provide business owners with access to such services for a fraction of the costs typically incurred by large companies for similar services.

         Our plans for the last six months of fiscal 1999 are to focus on development of our sales channels. We will be initiating targeted direct mail campaigns, business to business seminars in selected cities, and radio and telemarketing in targeted cities. Our marketing efforts will target both customers for our products and independent sales organizations to expand our sales exposure at a projected cost to us of approximately $150,000 through the end of 1999.

         Our operating plans for our next fiscal year call for enhancing and marketing our initial product (Visual Webtools), establishing multiple distribution channels to eliminate overdependence on any one channel or distributor, supporting our newly acquired customers through both design services and question and answer assistance, and continuing research and development on future projects to be released in fiscal year 2000.

         Our Market. We market our products to small and medium-sized businesses which want total, one-stop solutions to Internet advertising, marketing, and sales concerns. Our typical "target" customers are businesses which would prefer to invest in technologies which allow them to develop functional, interactive Internet websites, rather than hiring information systems employees to develop such websites. The Internet is an interactive worldwide network of computers and data systems which allows users to retrieve data, purchase products, send and receive communications, and purchase or provide services. The Internet's use has grown substantially since it was first commercially introduced in the early 1990's. The increase in the number of users has resulted in a rapid increase in the numbers of advertisers, products, and services on the Internet. For example, International Data Corporation (IDC) estimates that the number of Internet users who will make purchases over the internet will grow from approximately 31 million in 1998 to approximately 183 million by 2003, and that the amount of commerce conducted over the World Wide Web will exceed $1 trillion by 2003. See "Internet Commerce Will Rocket to More than $1 Trillion by 2003, According to IDC" at http://www.idc.com/Data/Internet/content/NET062899PR.htm.

         The Internet software market is relatively large and continuing to expand. In our opinion, the vast majority of businesses with successful web strategies are those which have the financial resources to frequently update and re-design their websites. Such businesses either hire and retain "information systems" employees to develop, support, and maintain their websites, or alternatively purchase Internet services from multiple parties, integrate such services, and gather or purchase information on their markets to facilitate website updates. Our market, by contrast, consists of small to medium-sized businesses which desire the capability to quickly re-design their websites without incurring substantial costs or relying upon additional employees or multiple vendors. We believe that our products provide small and medium-sized businesses with such flexibility, allowing businesses complete control of their websites.

         Our Product. We have developed software technology which we market under the name Visual WebTools(TM). Visual WebTools(TM) allows businesses to create and maintain websites. We believe that Visual Webtools(TM) is powerful, yet easy and intuitive to use; it allows a small business to quickly and easily create a website on the Internet, list itself with the major search engines, set up e-mail, and register a domain name. We also believe that VisualWeb Tools(TM) provides all the tools needed to edit and maintain a website from any Internet-capable computer. It allows a user to create an online store front, generate sales leads, process credit cards, communicate with site visitors, and collect statistical information about who visits the website and what they do while they are there. It allows a business to create, manage, and maintain every aspect of its website at all times. In our opinion this functionality, combined with our easy to use visual interface, provides a point-and-click total Internet business solution for approximately three thousand dollars per year.

         Visual WebTools(TM) incorporates the following features:

         WebWizard. WebWizard allows businesses to quickly and easily create, update, modify, or enhance their websites. Changes can be made 24 hours a day, 7 days a week from anyplace in the world with an Internet terminal. WebWizard includes an easy to use but powerful preview interface which is referred to in the industry as "WYSIWYG" (What You See Is What You Get) which uses familiar "drag and drop" functions and which allows businesses to make website changes instantaneously. Changes are updated automatically and placed online within minutes. WebWizard gives businesses the ability to manipulate their websites' layout, colors, and content, and to move, resize, and cut and paste text, graphics, and tables. WebWizard also gives businesses a library of hundreds of graphics to use throughout the website, and the ability to upload graphics or files from a local hard drive directly into the website.

         WebShopper. WebShopper allows businesses to add "electronic storefronts" to their websites. We assist businesses in setting up merchant accounts and in facilitating secure credit card transactions through a collaboration with joint venture partners. WebShopper also provides a customizable product database. A business's products and all of its variables, such as price, color and size, can be entered into a password-protected product database, which can be updated or edited at any time. Customizable price and shipping modifiers, receipt options, sale flagging, product option variables and tax calculations are also available.

         WebChannels. WebChannels allows businesses to send e-mail to multiple clients simultaneously, creating marketing channels directly to customers. Businesses can send announcements, sales information, product updates, promotions, newsletters, jokes, or any other correspondence to clients at any time. WebChannels also allows subscribers to add or remove themselves from the automated e-mail database.

         WebProfiler. WebProfiler allows businesses to gather demographics on site visitors by creating custom questionnaires which provide direct feedback from site visitors. With WebProfiler, businesses can obtain information from target audiences, including, for example, levels of customer satisfaction or dissatisfaction and customer preferences with regard to new products or services. We believe that WebProfiler assists businesses in obtaining the information necessary to improve customer relations, improve products, run surveys and product specials, and gather additional information.

         WebStats. WebStats allows businesses to monitor website visits. It creates detailed reports about visits to their websites. We believe such reports may assist businesses in determining the effectiveness of changes to their websites and identifying the pages on their sites which draw the most interest. WebStats keeps a detailed two-year history of visits to and activity within our subscribers' websites, and can generate detailed reports of site activity. For example, it can generate reports which show year-long sales trends, identify product purchasers, or track the effectiveness of sales and promotions during specific time periods or from specific locations. WebStats retains this information in database format. We intend to develop future versions of WebStats which will allow our customers to download and manipulate such information.

         WebWizard and WebShopper are our basic products and come in three progressive versions, including "Retail," "Express," and "Pro." The "Express" and "Pro" versions provide additional product features and support options to the business. WebStats, WebProfiler, and WebChannels are available to our customers for an additional license fee.

         Sales and Marketing. We do not believe that our competitors are effectively targeting our market niche: a totally Internet based, end-to-end business solution for small and medium sized businesses. We believe that our products will allow businesses to generate leads, sell products, run sales promotions, capture demographic information about website visitors, communicate with website visitors, and obtain intelligent information about who is visiting their websites and what they are doing while they are there. Our products allow our customers to stay in complete control of their websites and provide tools which can facilitate a successful internet experience for them.


         We market and sell our products through reseller channels, our internal sales force, outside sales agents, and strategic partners. We sell our products to resellers at wholesale, who then mark the products up and sell them at retail. As of July 15, 1999, we have entered into WebTools Reseller Agreements with six companies. Each end user must sign a purchase agreement with the reseller which the reseller must in turn provide to us. We then provide software to the resellers' own end users which allows such users to create Internet projects. We provide the initial reseller with training in the use of the software, but the reseller must provide all product support for the reseller's end users. The reseller is an independent contractor and is obligated to pay the amounts due under the agreement even if it does not receive payments from its end user. Currently, nearly 42% of our sales are originated through our outside sales agents, while our reseller channels account for approximately 32% of our sales. The balance of our sales are originated by our internal sales force.

         One of our resellers and two of our independent sales organizations currently account for more than ten percent of our revenues. US Merchant Systems, a reseller, supplies us with marketing expertise and merchant accounts with our customers, and accounted for approximately $25,100, or 32% of our revenue, for the six months ended June 30, 1999. While we entered into a new Strategic Marketing Agreement with US Merchant Systems on August 30, 1999, the loss of our relationship with US Merchant Systems would create an immediate loss of revenue for us and could have a material adverse effect on our operations. Dillard Internet Consulting, an independent sales organization, accounted for approximately $7,500, or approximately 10% of our revenue, for the six months ended June 30, 1999. Global Internet Marketing, also an independent sales organization, accounted for $14,700, or approximately 19%, of our revenue for the six months ended June 30, 1999. The loss of either of these central independent sales organizations would immediately harm our revenues and may have a material adverse effect on our business. However, we believe that based on the large number of sales organizations in the market, we would be able to replace each of these partners in the event our relationships are terminated, although this may adversely effect our operations and revenues.

         We have released and sold WebWizard Pro since late November, 1998, and WebWizard Express and WebWizard Retail since the first quarter of 1999. Sales have been conducted primarily by two of our resellers. During 1997 we had 41 clients, two of which accounted for more than 5% of our gross revenue. During 1998 we had a total client base of 85, four of which each accounted for more than 5% of our gross revenues. As of the second quarter of 1999, we have continued to increase our client base to several hundred. None of our clients have provided more than 5% of our gross revenues in 1999.


         We believe we may be able to develop a substantial presence in our target market through a combination of marketing strategy, unique proprietary technology, technical expertise, and early entry into our target market. We have also developed a trial version of Visual WebTools(TM), which can be provided to a business for evaluation purposes free of charge. Our products will allow a business to create, operate, and maintain a website for an initial one-year term, after which our customer may maintain its license by paying a monthly license fee of approximately 6% of the initial purchase price. We are also pursuing a national advertising campaign which will include television, radio, and print media.

         It is our opinion that in the past, businesses which have attempted to maintain interactive websites and conduct business on the Internet have either developed technical expertise themselves, paid employees to create and maintain their websites, or retained contract "web professionals" to do so. We believe that Visual WebTools(TM) will allow small businesses, at a relatively small cost, to participate in Internet commerce by creating and managing their own Internet storefronts.

         Product Development. We acquired a large amount of source code from Innovative Research and Animated Design, Inc. ("IRAD") in June of 1997. IRAD originally developed this technology, which is the underlying technology from which we program. We believe that this code base provides us with a significant market advantage with advancements in the areas of Internet business technologies, including 3D animation and search engine technologies. We intend to incorporate these technologies into future versions of Visual WebTools(TM).

         We announced the release of WebWizard 2.0 in February  1999.  WebWizard
2.0 enhances WebWizard,  which is Visual  WebTools(TM)' base product.  WebWizard
2.0 simplifies the tasks of creating and maintaining websites. It incorporates Microsoft's ActiveX components directly into the interface, making WebWizard as easy to use as a word processor. The new WebWizard 2.0 supports online "drag and drop" functions for editing images, tables, and text. WebWizard 2.0 also supports online text editing, as well as infinite-level "undo" and "redo" functions. An extensive table editor has been added which allows simple resizing and quick editing of tables. The new import feature will allow current and older websites to be converted into the Visual WebTools(TM) environment quickly and easily. WebWizard 2.0 also includes an updated graphics and animation library, enhanced navigation support, and increased security.

          In February 1999, we also released WebShopper Pro, which includes support for merchant account functionality, real-time Internet credit card and personal check settlement, and fraud prevention features. WebShopper Pro supports and accepts all major credit cards and optional electronic checks on a real-time basis. We intend to expand the features of the Visual WebTools(TM) family during the remainder of 1999 by adding 3D animation, new site layout support, background images, additional graphic libraries, private office features such as document sharing, and a shopping mall.

         We released Visual WebTools(TM) 3.0 on August 1, 1999. WebWizard 3.0 includes multiple features designed to make our product more powerful and easier to use. These features include scriplets (an embedded code feature which enhances the effect and appearance of a web page), frames (a function which allows a user to display multiple pages or portions of pages at one time on a computer screen), and easier domain registration. Webshopper 3.0 allows for products to be included in Mainstreetsquare.com(TM).

         Through June, 1999, we spent $506,132 in cash, of which approximately 60% was devoted to engineering costs, including research and development expenses. During 1998 and 1997, we spent approximately $235,000 and $105,000 in cash, respectively, of which approximately 60% was devoted to engineering costs, including research and development expenses. Such costs are passed on to purchasers in the cost of the product.

         Material Contracts. We are a party to the following material contracts:

         In January, 1998, we entered into an agreement with Electric Lightwave, Inc. for telecommunications, facilities, and Internet access. We currently pay $1,725.00 per month for such service. The contract is scheduled to expire December 31, 2001. We believe that we will be able to extend this contract on terms which are acceptable to us, but have no assurances that we can do so. However, we believe that we will be able to enter a new contract with a different service provider if the contract is not extended.

         In April of 1998 we entered into a Development, License, and Service Agreement with American Home Business Association (the "American Home") for development of a website for American Home. We agreed to create a website, customize our software, prepare a first version of the website, and put a company database on the Internet. We granted an exclusive license to American Home to use our search engine, "IQuest," for use only within the Internet Home Business Directory Industry. American Home pays us a $10,000 royalty fee per year. We provide maintenance for IQuest for a monthly fee of $250. We allow Home Business to use 4% of our current internet access capacity. We also provide enhancements to the software which we own. The agreement had a term of two years. On July 31, 1999, American Home and Pacific Webworks agreed to terminate this contract. American Home and Pacific WebWorks disagreed on each party's obligations under the agreement, and the companies mutually agreed to dissolve their contract for a fee of $2000 paid to Pacific Webworks by American Home on July 31, 1999.

         In February of 1999, we entered into an agreement with U.S. Merchant Systems, Inc. and IntelliPay, Inc., both located in Newark, California. U.S. Merchant Systems, Inc. provides merchant accounts to our clients. IntelliPay provides software which enables merchant accounts to communicate with Internet e-commerce applications. We integrated a merchant account and transaction processing which allows purchasers of Visual WebTools(TM) to accept all major credit cards and personal checks at point of sale from their website. The term of this agreement is one year from the date of execution and shall automatically renew each successive year thereafter, unless cancelled in writing. We are also leveraging a relationship with a provider of Internet factoring, which will allow customers to make monthly payments on negotiated terms.

         Outstanding Notes. On July 21, 1999, we executed a promissory note in the amount of $250,000.00 payable to the order of Capital Communications. The note is secured by our accounts receivable. The note is due on or before July 31, 2000 and includes principal and interest. In the case of default on any payment , the note and all accrued interest shall, at the holder's option, become immediately due and payable. Interest is bearing on the principal amount of the note at a rate of 10% per annum.

         Corporate Development. Asphalt Associates, Inc. was incorporated in the state of Nevada on May 18, 1987. Asphalt Associates never established commercial business operations. On January 11, 1999 Asphalt Associates merged with Utah WebWorks, Inc., a Utah corporation (the "Utah WebWorks"). Utah WebWorks, the accounting acquirer, was organized on April 10, 1997. In conjunction with the merger, Asphalt Associates changed its name to Pacific WebWorks, Inc. Utah WebWorks owned a significant portion of the software technology which we currently use, while Asphalt Associates held approximately $1 million dollars in cash which could be used for the marketing and improvement of the Utah WebWork's technology. Each of the companies believed that by combining their assets, the newly merged company would be able to take advantage of the combination of the assets more efficiently than either could do alone. In connection with the merger, the shareholders of Asphalt Associates retained one-half of the issued and outstanding capital stock of the merged corporation, while the shareholders of Utah WebWorks acquired the remaining one-half of the issued and outstanding capital stock of the merged corporation.

         Trademark, Licenses and Intellectual Property. On October 9, 1998, Utah WebWorks filed a trademark application for Visual WebTools(TM) which we acquired and became responsible for upon our merger with Utah Webworks. In December of 1998 the United States Patent and Trademark Office assigned Serial No. 567,136 to such mark. The trademark is currently pending. On July 9, 1999, we filed a Trademark application for Mainstreetsquare.com(TM), Cyberhaggle(TM), and Pricehunter(TM), all features of the online mall currently in development. Our success will depend, in part, on our ability to obtain and protect our trademark and trade secrets and operate without infringing upon the proprietary rights of others in the United States and other countries. If we were to become involved in a dispute regarding our intellectual property, it could become necessary for us to participate in interference proceedings before the United States Patent and Trademark Office to determine whether we have a valid claim to the rights involved. We could also be forced to seek a judicial determination concerning the rights in question. Such proceedings could be costly and time consuming, even if we were to eventually prevail. Should we not prevail, we could be forced to pay significant damages, obtain a license to the technology in question, or stop marketing one or more of our products.

         All of our technology was developed internally by our engineers and by the engineers of Utah Webworks. Our products do not rely on any third party technology, although we have decided to include as an upgrade to our technology features developed by Intellipay and U.S. Merchant Systems.

         We  also  rely  upon   trade   secrets,   proprietary   know-how,   and
confidentiality provisions in agreements with employees, consultants, and resellers to protect our intellectual property rights. There are risks that these other parties may not comply with the terms of their agreements with us, and that we may not be able to adequately enforce our rights against such parties.

         We have adopted a policy of requiring our employees and resellers to execute confidentiality agreements when they commence employment with us or resell our products. These agreements generally provide that all confidential information developed or made known to the employees or resellers during the course of their relationships with us is to be kept confidential and not disclosed to third parties, except under certain specific circumstances. In the case of employees, the agreements also provide that all inventions conceived by the employees in the course of their employment will be our exclusive property.

         Employees. We currently employ 21 people, 20 of whom are full-time employees and one of whom is part-time. Our employees are not presently covered by any collective bargaining agreement. We believe that our relations with our employees are good, and we have not experienced any work stoppages.

         Reports to Security Holders. Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 ( the "Exchange Act") and will file annual, quarterly, and other reports with the Securities and Exchange Commission (the "SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders. We currently use an investor relations firm, Columbia Financial Group, and interested persons may call at (888) 301-6271. Also, interested persons may visit our website at http://www.pacificwebworks.com.

         Available Information. Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Denver Regional offices of the SEC located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

                   RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

         An investment in our common stock is very risky. Potential investors should carefully consider the factors discussed above, in addition to the information contained in the remainder of this registration statement, before purchasing our common stock. This registration statement contains forward-looking statements that involve risks and uncertainties. Many factors, including those described below, may cause actual results to differ materially from anticipated results.

         We have a limited operating history and we cannot be certain of future progress or profitability. We were incorporated in 1987, but did not operate as a business until 1997. We only recently started marketing our software products through resellers. We may encounter financial, managerial, technological or other difficulties as a result of our lack of operating history. Although we anticipate that our operating revenue will increase in the future based upon the continuing increases we have noted in our financial statements during our most recent fiscal quarter, we cannot guarantee that our revenues will exceed our operating expenses.

         Our quarterly results could fluctuate and we cannot be certain that future results will be similar to past results. We have consistently incurred losses since our formation. As of June 30, 1999 our accumulated losses totaled $723,948.83. We have financed ourselves through loans and sales of our securities. During the coming year, we will have to seek additional equity or debt financing from third parties to finance our operations, which may not be available to us or on terms which are acceptable to us. Please refer to the Liquidity and Capital Resources section on page 14 for a more detailed description. We are not able to currently finance our operations through our operations and generated revenues. Our operating results in the future may vary significantly, depending on factors such as revenue from product sales and license fees, announcements and launches of new products and services, market acceptance of new and enhanced versions of Visual WebTools(TM) and related products, changes in our operating expenses, changes in our business strategy, and general economic factors. Our revenues will also be difficult to forecast because the markets for our products and services are evolving and our revenues in any period could be significantly affected by new product announcements or launches by our competitors, as well as by our competitors' development of alternative technologies. We do not believe that period-to-period comparisons of our results of operations will necessarily provide investors with meaningful data for the foreseeable future because of our lack of active operations in such earlier periods.

         Our industry is subject to rapid technological change with which we may not be able to keep pace. Internet industries change rapidly. Accordingly, our operating results will depend upon our ability to successfully compete. Our ability to successfully compete, in turn, will depend upon a number of factors, including our ability to successfully maintain and sell existing products, our ability to conceive, develop, improve, and market new products, our ability to identify and take advantage of emerging technological trends within its target markets, and our ability to respond effectively to technological changes or new product announcements by competitors. We believe that we will need to make continuing significant expenditures for research and development in the future. Risks exist that we may not be able to successfully develop new products or, if we do, that such products may not be accepted by the market.

         We are subject to intense competition and we may not be able to compete successfully in the market. Our markets are new, competitive, and subject to rapid technological change. We face competition in the overall Internet software market, as well as in the website building market. We expect competition to persist, increase, and intensify in the future as the markets for our products and services continue to develop and as additional competitors enter our market.

         Currently, in our estimation, few major competitors offer products comparable to the Visual WebTools(TM) product family. We believe that "Yahoo! Store(TM)" is our most significant competitor, with its brand name recognition and significantly greater financial, technical, marketing, and managerial resources. Yahoo! Store has significantly higher sales and customers than we do and has entered into a significantly higher number of license agreements with third parties than we have. Our success in our target market will depend upon our ability to build name brand recognition and to provide cost-effective products and services to our customers. We believe that our product provides a comparable service for a lower price than that provided by Yahoo!Store(TM). In addition, because we have focused our efforts on small businesses, including providing Internet tools which allow businesses to develop their own Web sites, we believe that the generality of the Yahoo!Store(TM) may be inadequately addressing potential customer needs and that we will be able to address site development needs. However, we may be unable to compete effectively with current and future competitors, including Yahoo! Store.

         We depend on our management, which may leave us at any time. We depend upon the efforts and abilities of our officers, directors, and certain key employees, including the officers and directors listed on pages 20 and 21 under the heading "Directors and Executive Officers." Should we lose the services of one or more of these persons, such loss could have a material adverse effect on our operations.

         We depend upon our proprietary rights, none of which can be completely safeguarded against infringement. Our ability to compete effectively will depend, in part, upon our ability to protect our proprietary source code and Visual WebTools(TM) through a combination of licenses and trade secrets. Competition in our market is intense and our competitors may independently develop or obtain patents on technologies that are substantially equivalent or superior to those incorporated into Visual WebTools(TM).

         Intellectual property rights, by their nature, are uncertain and involve complex legal and factual questions. We may unknowingly infringe upon the proprietary rights of others, thereby exposing us to significant liability and/or damages. We are not aware of any third party intellectual property rights which would prevent us from marketing and developing Visual WebTools(TM), although such rights may exist. If we were to inadvertently infringe upon the intellectual property of another party, we could be forced to seek a license to such intellectual property rights, alter the products or processes so they no longer infringe upon such rights, or engage in litigation. If we were required to attempt to obtain a license to another party's proprietary rights, such efforts would be expensive, and might be unsuccessful.

         We also rely upon trade secrets with respect to our source code and functionalities and other unpatented proprietary information in our product development activities. To the extent we rely upon confidential information to maintain our competitive position, other parties may independently develop the same or similar information. We seek to protect trade secrets and proprietary knowledge in part through confidentiality agreements with our employees, resellers, and collaborators. Such agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If employees or collaborators develop products independently that may be applicable to our products under development, disputes may arise about ownership of proprietary rights to those products or services. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. It would be impossible to predict whether such litigation might be successful. Our failure to obtain patent and trade secret protection, for any reason, could have a material adverse effect on our business, financial position and results of operations.

         We may need additional capital and be unable to raise it. We believe, based on our current expenditure rate, that we will need additional financing by the fall of 1999. Therefore, our success will depend upon our ability to access equity capital markets and borrow on terms that are financially advantageous to us. We rely upon revenues from resellers, license agreements, and product sales. We may not be able to obtain additional funds on acceptable terms. If we fail to obtain funds on acceptable terms, we might be forced to delay or abandon some or all of our business plans, which could have a material adverse effect on us. If we are unable to obtain additional capital, we may not have sufficient working capital to develop products, finance acquisitions, pursue business opportunities, or meet reporting requirements. If we borrow funds, we could be forced to use a large portion of our cash reserves to repay principal and interest on such funds. If we issue our securities for capital, the interests of investors and shareholders could be diluted.

         Our products are complex and may be subject to error complaints from our customers. Visual WebTools(TM) is complex and may contain errors, defects, and "bugs." We have detected such errors, defects, and bugs in the past and have corrected them as quickly as possible. Correcting any defects or bugs we may discover in the future may require us to make significant expenditures of capital and other resources. Despite our continuing tests, users may find errors or defects in Visual WebTools(TM) which could cause additional development costs or result in the loss of (or delays in) the market acceptance of Visual WebTools(TM). As of this date, we have no knowledge of any errors, defects, or bugs in our software nor have we experienced any material adverse effect by reason of an error, defect or bug.

         Our stock price is volatile and is not in our control. In recent years the stock market in general, and the market for shares of high technology
Internet companies in particular, have each experienced extreme price fluctuations. In many cases these fluctuations have been unrelated to the operating performance of the affected companies. The trading price of our common stock may be subject to extreme fluctuations in response to both business related issues (such as quarterly variations in operating results, announcements of new products developed by us, or announcements from our competitors) and stock market-related influences (including, but not limited to, changes in analysts' estimates, the presence or absence of short selling of our common stock, and events affecting other companies which the market believes might affect us).

         We may have problems as a result of the year 2000 problem. We rely upon computer systems, applications, and devices in operating and monitoring all of the major aspects of our business, including financial systems (such as general ledger, accounts payable, and payroll modules), customer service, networks, telecommunications equipment, and developing and manufacturing end products. In addition, we provide our services and products over the Internet, which is a computer-based medium. Our internal systems may be materially affected by the year 2000 problem. Even if our internal systems are not materially affected by the year 2000 problem, we could be affected by such problems with the operations of our suppliers, contractors, customers, or other persons or entities with which we interact. Despite our efforts to minimize the potential impact of the year 2000 problem on its internal systems and operations, we may suffer a material disruption of our business as a result of this problem. This could have a material adverse effect on us.

         The future sale of common stock could pose investment risks, including substantial dilution to our shareholders. The market price of our common stock could drop as a result of sales of the common stock in the market after the effective date of this registration statement, or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of our common stock. There will be a total of 10,000,000 shares of common stock outstanding immediately after the Effective Date. The common stock will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), except for any common stock held by our "affiliates," as defined in Rule 144 under the Securities Act. We also have 3,960,000 shares of common stock outstanding that are freely transferrable without restriction under the Securities Act. The remaining 6,040,000 shares of common stock outstanding will be "restricted securities," as defined in Rule 144. The common stock may be sold in the future without further registration under the Securities Act to the extent such sales are permitted by Rule 144 or any other exemption under the federal securities laws.

         We have a short market history which does not provide our investors with extensive information. There has not been a large public market for our equity securities, and our common stock has traded on the over-the-counter market only since January of 1999. We do not know the extent to which investor interest in our stock will lead to the development of an active trading market for such stock, or how liquid that market might be. Investors may be unable to resell their common stock at or above the price they pay for the common stock.

         We have not paid dividends. We have never paid a dividend on our common stock. We intend to retain future earnings to finance our growth and development and do not plan to pay cash dividends in the foreseeable future.

         We have a new product in a developing market which may not work properly. Visual WebTools(TM) is based on software technology which has been used for approximately two years. We have refined Visual WebTools(TM) by adding additional functions, including but not limited to e-commerce capabilities. Our success will depend largely on its ability to further refine and continue to develop Visual WebTools(TM) and other products. If Visual WebTools(TM) does not achieve significant market acceptance and usage, we could suffer material adverse effects in our business.

         The primary markets for Visual WebTools(TM) have only recently begun to develop and are rapidly evolving. As is typical of new and rapidly evolving industries, demand for (and market acceptance of) products and services that have been released recently or that are planned for future release are subject to a high level of uncertainty. If Visual WebTools(TM) does not achieve market acceptance, we could suffer material adverse effects.

         Our markets are highly dependent on the use of the Internet. A number of critical issues concerning the commercial use of the Internet, including security, reliability, capacity, taxation, costs, ease of use, access, quality of service, and acceptance of advertising, remain unresolved and may retard the growth of the Internet for commercial applications.

         We will need to manage our growth, even if we grow quickly. We hope to achieve rapid growth, both with respect to our sales and operations and with respect to the number and complexity of our products. Several members of our key management team only recently joined us. See "Directors and Executive Officers." Our growth, coupled with the rapid evolution of our markets, has placed, and is likely to continue to place, significant strains on our administrative, operational, technical, and financial resources and increased demands on our internal management systems, procedures, and controls. If we are unable to manage our growth effectively, our business and our financial condition could suffer material adverse effects.

         We will be dependent upon license renewal which cannot be assured to occur. We intend to provide small to medium-sized businesses with a relatively inexpensive, easy-to-use product which will allow them to create and maintain websites. We expect to derive revenues from user licenses and license renewals and to increase the brand recognition of Visual WebTools(TM) among users through such relationships. Our success in establishing Visual WebTools(TM) as a recognized brand name and achieving its acceptance in the market will depend in part on our ability to continually engineer and deliver new product technologies and superior customer service, so that customers renew their licenses year after year.

         To date, none of our customers' licenses have been up for renewal. In October 1999, our first Visual WebTools customer license will be up for renewal. Our first customer has already committed to renew its license and purchase an upgrade. All of our current contracts expire following the original one year term. However, customers may continue to use the software upon the payment of their hosting fees, which is due on a monthly basis. Failure to pay the monthly fee will result in a discontinuance of the license.

         We may be subject to increased regulations and may be exposed to liability for information retrieved from the Internet. Other than the laws and regulations applicable to businesses generally, we are aware of few laws and regulations which expressly apply to access and commerce on the Internet. Due to the increased popularity and use of the Internet, however, it is possible that new laws and regulations may be adopted with respect to the Internet relating to issues such as user privacy, pricing and characteristics, and content and quality of products and services. For example, we may be subject to the
provisions   of  the   Communications   Decency  Act,   which  if  found  to  be
constitutional, could expose us to substantial liability. The adoption of any such laws or regulations could retard the growth or the use of the Internet, which could adversely affect the demand for our products and services. Such laws or regulations could also result in significant additional costs and technological challenges for us in complying with any mandatory requirements. Further, several states have attempted to tax online retailers and service providers, even when such parties have no physical presence in the state. The federal government has imposed a three-year moratorium on taxation of Internet commerce. We cannot predict what effect the lapse of this three-year period will have on our business operations. In addition, plaintiffs have brought claims, and sometimes obtained judgments, against online service providers for defamation, negligence, copyright or trademark infringement, or under other theories with respect to materials disseminated through those the Internet. We may be subject to similar claims.

         We may be subject to risks associated with global operations, including fluctuating currency exchange rates and political instability. We do not currently have any operations outside of the United States. However, Visual WebTools(TM) is designed for national and international markets and we plan to include translation and localization support. As a result, we may derive substantial portions of its future revenues from customers outside the United States. Our ability to expand products and services internationally will be limited by the general acceptance of the Internet in other countries. In addition, international operations are subject to a number of risks, including costs of localizing products and services for international markets, dependence on independent resellers, multiple and conflicting regulations regarding communications, restrictions on use of data and internet access, longer payment cycles, unexpected changes in regulatory environments, import and export restrictions and tariffs, difficulties in staffing and managing international operations, greater difficulty or delay in accounts receivable collection, potentially adverse recessionary environments and economies outside the United States, and political and economic instability. Furthermore, we expect that our export sales will be denominated predominately in United States dollars. Therefore, an increase in the value of the United States dollar relative to other currencies could make our products and services more expensive and potentially less competitive in international markets.
         None of our shareholders is subject to a lock-up, and some of our shareholders may immediately sell their shares and depress our stock price. Our current stockholders have not entered into any agreements which restrict their ability, by contract, to sell or otherwise dispose of their common stock. As a result, our stockholders will be able to sell any and all of their shares of common stock, subject to applicable federal securities laws. Sales and distributions of substantial amounts of our common stock in the public market, whether by reason of this registration statement or by existing shareholders, could adversely affect the prevailing market price for our securities.

         Our registration statement contains forward-looking statements which may in the future prove to be inaccurate. We have included forward-looking statements in this registration statement. The information contained in this registration statement includes information based on trends or other forward-looking statements that involve a number of assumptions, risks, and uncertainties. The actual results of our operations could differ materially from our historical results of operations and those discussed in the forward-looking statements. The forward-looking statements are based on our management's beliefs, as well as assumptions management has made based on currently available information. Words such as "anticipate," "believe," "estimate," "plan," "expect," "intend," and words or phrases of similar import, as they relate to us or our management, are intended to identify forward-looking statements. The forward-looking statements should be read in light of these factors and the factors identified elsewhere in this registration statement.

                              FINANCIAL INFORMATION


The financial information set forth below with respect to our statements of operations for each of the years in the two-year period ended December 31, 1998, and with respect to our balance sheets at December 31, 1997 and 1998, is derived from financial statements included elsewhere in this registration statement which have been audited by our independent certified public accountants, Crouch Bierwolf & Chisholm, and is qualified by reference to such financial statements and notes related thereto. The accounting acquirer, Utah WebWorks, Inc., had an inception date of April 10, 1997. The financial data for the six month and three month periods ended June 30, 1998 and June 30, 1999 are derived from our unaudited financial statements included elsewhere in this registration statement and, in the opinion of our management, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the information set forth. The results for the six months and three months ended June 30, 1999 are not necessarily indicative of the results that we can expect for the full year. The following selected financial data should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Result of Operation".


                                           Six Months Ended       Three Months Ended June          Year Ended
                                                June 30                      30                    December 31
                                           1998         1999         1998         1999          1997         1998
Revenues:
   Product Sales                            150,390       39,130       81,217       34,631        94,014      172,395
     Total Revenues                         150,390       39,130       81,217       34,631        94,014      172,395

Cost of Sales                                84,097       11,369       47,767       10,093       107,332      188,974

Gross Margin                                 66,293       27,761       33,450       24,538       (13,318)     (16,579)

Operating costs and expenses:
   General and Administrative               $36,045      323,357       20,474      214,123        36,179       80,996
   Sales                                     13,431      103,862        7,629       68,776        13,987       30,180
   R&D                                        5,318      105,274        3,020       69,711         5,523       11,949
   Non-recurring charges
     Total costs and expenses                54,794      532,493       31,123      352,610        55,689      123,125

Income (loss) from operations                11,499     (504,732)       2,327     (328,072)      (69,007)    (139,704)

Interest expense                                                                                  (3,500)     (10,761)
Interest income and other, net                                                                     3,755
Income (loss) from continuing                11,499     (504,732)       2,327     (328,072)      (68,752)    (150,465)
     operations before income
     taxes and minority interest

Income tax expense (benefit)

Income (loss) from continuing                11,499     (504,732)       2,327     (328,072)      (68,752)    (150,465)
     operations

Net income (loss)                            11,499     (504,732)       2,327     (328,072)      (68,752)    (150,465)

Per Common Share Amounts:
   Income (loss) from continuing
     operations
   Net income (loss)                           0.00        (0.06)        0.00        (0.04)        (0.01)       (0.03)

Shares used in computing per share        5,001,000    9,166,667    5,001,000    9,166,667     5,001,000    5,001,000
     amounts

Balance Sheet Data:
   Cash and cash equivalents                 21,393      140,141       21,393      140,141         5,440        9,306
   Total Assets                              99,464      307,036       99,464      307,036        61,092       55,970
   Long-term obligations,                   131,708                   131,708
     including current portion
   Redeemable convertible
     preferred shares
   Accumulated deficit                      (57,253)    (723,949)     (57,253)     (723,949)     (68,752)    (219,217)
   Shareholders' equity (deficit)...        (47,253)     286,051      (47,253)      286,051      (58,752)    (209,217)


See Notes to Financial Statements for information concerning the computation of per share amounts.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following Management Discussion and Analysis of Financial Condition and Plan of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those factors set forth under the section entitled "Risk Factors" and elsewhere in this registration statement.

         Overview. Our products allow small to medium-sized businesses to build, manage, and maintain their own websites, sell products, generate leads, distribute information, and gain intelligence about their website visitors. Originally, we focused on providing professional services for the Internet on an hourly basis. After April, 1998, management shifted its focus to development and sale of software products. This decision was based on management's vision of our company, market conditions, and the type and amount of technology we had already acquired or developed. In March, 1998, we began development of new Internet software which was completed by November 1998. We market our software technology under the brand name "Visual WebTools(TM)", which incorporates proprietary intellectual property rights which we either own or license. We intend to target small to medium-size businesses and create a reseller network through licensing arrangements with other portal or website providers.


         Asphalt Associates, Inc., which was our name before we changed it to Pacific WebWorks, Inc., was a development stage company which did not generate any revenues. As of July 1, 1999, after our merger with Utah WebWorks, we had an accumulated loss of approximately $723,949, an amount which accrued during the development of our technology. We expect our operating losses to continue until we develop a sufficient reseller network and enter into sufficient licensing agreements to cover our operating expenses.


         Reverse merger treatment. We were incorporated in the state of Nevada on May 18, 1987, as Asphalt Associates, Inc. Asphalt Associates never established commercial business operations. On January 11, 1999, Asphalt Associates completed a merger with Utah WebWorks, Inc., a Utah corporation. We were the surviving entity in that transaction and, as part of the transaction, changed our name to "Pacific WebWorks, Inc." At the time of the merger, Utah WebWorks owned all of the intellectual property which we currently use. As a result of the merger, the former shareholders of Utah WebWorks obtained 50% of the voting power of the combined companies. Accordingly, in conformance with generally accepted accounting principles, the merger has been accounted for as a "reverse merger" and the accounting survivor is Utah WebWorks. The financial statements for the fiscal year ended December 31, 1998 are those of Asphalt Associates because the merger was effected on January 11, 1999. This discussion will rely on the proforma consolidated unaudited financials for the year ended December 31, 1998.

         Stock Split and Change in Par Value. In December 1998, we authorized a 4-for-1 forward stock split. Unless otherwise noted in this registration statement all share amounts reflect the forward stock split.

         Results of Operations. The following table summarizes the results of our operations for the years ended December 31, 1997 and 1998 and for the interim period ended June 30, 1999.

                                 Six Months Ended        Year ended December 31,
                                  June 30, 1999          1998            1997

Revenues                             $ 39,130         $ 172,395        $ 94,014

Cost of Sales                          11,369           188,974         107,332

Gross Margin                           27,761           (16,579)        (13,318)

General & Administrative              323,357            80,996          36,179

Sales                                 103,862            30,180          13,987

Research and Development              105,274            11,949           5,523

Total Operating Expense               532,493           123,125          55,689

Operating Income/Loss                (504,732)         (139,704)        (69,007)

Interest Expense                                        (10,761)         (3,500)

Other Income                                                              3,755

Net Profit/Loss                      (504,732)         (150,465)        (68,752)



         Our expenses have exceeded our revenues for each fiscal period since our inception. We have generated $39,130 in revenues from product sales and licensing fees for our software technology during the first two quarters of 1999. We hope that our revenues will increase as a result of our efforts to build a larger reseller network to market Visual WebTools(TM). We expect that, as we implement our business plan, our revenues will grow, along with the burdens generally associated with larger revenues, including increased burdens on our managerial, accounting, and technical personnel.


         From period to period there have been significant fluctuations in revenues and expenses. This is due to the fact that there have been major changes in the nature of our business practice. From year end 1997 to 1998 there was an increase in revenue and expense. This was due to an increase in services performed during this period. Expenses increased in the same period due to growth of the company.

         From period 1998 to 1999 there was a significant drop in revenues and increase in expense. This was because the company changed its practice of professional services to one of software development. During the year 1998 expenses increased dramatically in the execution stages of our development plan and revenues dropped due to the fact that our product did not begin selling until March 1999.


         In light of the limited time that Pacific Webworks has been in business and the fact that neither Asphalt Associates nor Utah Webworks engaged in the type of business in which Pacific WebWorks participates, we believe that comparisons with subsequent periods would neither be particularly informative nor helpful. Based upon our most recent financial statements, we have increased our revenues each month during the second quarter, and project that by December 31, 1999, we will be able to fund our own operations through revenues.

         We have refined and improved our accounting processes during the first six months of 1999. Although the information contained in our first quarter reports was not tracked in sufficient detail to break out spending by individual cost center, our management has implemented Great Plains Dynamics accounting software. This will allow us to produce detailed cost and accounting information from July 1, 1999 forward.

         Our expenses for the first quarter of 1999 can generally be classified as either general or administrative expenses. During the first quarter of 1999, these costs however were almost entirely development. As visual Webtools(TM) was released to the market we expanded our support and sales departments. Sales grew from $4,499 in the first quarter to $34,631 in the second quarter. We believe sales will continue to escalate as brand name awareness for Visual WebTools (TM) grows and improves.

         General and administrative costs for the first six months of 1999 were $323,357, which includes all officer salaries, general office expenses, production and shipping expenses. This figure does not include the salary of Mark Jensen, the Chief Operating Officer, who joined the company in the second quarter of 1999. Sales expenses for this same period were $103,862. This includes both selling and marketing expenses. Sales expenses for the second quarter changed due to the development of an inside sales force, which includes experienced internet sales people and equipment such as a predictive dialer. Research and development expenses for the first half of 1999 were $105,274 which includes all costs for product design, programming, and quality control.


         Due to minimal sales in the first six months of 1999, the majority of financing was derived from investment capital. Please refer to the Section entitled "Recent Sales of Unregistered Securities" on page 24. We expect sales to increase in the second half of 1999, and we plan to minimize our reliance on outside financing as a result of our anticipated sales increases.


         Our current liabilities increased from $12,553 at the end of the first quarter of 1999 to $20,985 at the end of the second quarter. We currently have no long term debt. The Company does not have any gains or losses from foreign currency transactions, nor does it have any unrealized gains or losses from investments.


         Quarterly Trends. We do not anticipate significant "seasonal" changes in our operations. Our product is a software which is designed for internet commerce and as such we predict that sales will generally remain unchanged throughout the year. We hope that revenues will grow consistently over the next five years. We believe that increases (or decreases) in our revenues should be reasonably steady from quarter to quarter based on the fact that the initial product development is completed and that we currently maintain fairly steady and identifiable growth and expenditure rates. We believe our revenues will come from product sales and licensing agreements with resellers.


         Liquidity and Capital Resources. Since our inception, we have funded our cash requirements through issuances of our common stock. We have used the funds from those transactions to fund our investments in and development of our technology, to provide working capital, and for general corporate purposes. In December, 1998, we sold 840,000 common shares to two accredited investors for $1,000,000. Please see Pacific WebWorks, Inc. (formerly Asphalt Associates, Inc.) financial statements as of December 31, 1998. As of the year ended December 31, 1998, we posted current assets of $1,000,000, with no liabilities, resulting in a positive net worth of $1,000,000. Our operating losses were $150,465 in 1998 and were funded primarily by equity transactions. Please see Utah Webworks, Inc. financial statements as of December 31, 1998.


         Pursuant to the merger agreement, Asphalt Associates placed $1 million in escrow. Asphalt Associates subsequently loaned $250,000 of the $1 million to Utah WebWorks as a 30 day interest free loan. The entire $1 million was subsequently converted into 840,000 shares of our common stock in the merged entity, at which time the $250,000 note was forgiven. The remaining $750,000 was disbursed to us over the first six months of 1999. Also, the management of Asphalt Associates resigned and the management and board of Utah WebWorks filled the vacancies. As a result of these transactions, our financial statements show total assets of $307,036 for the period ended June 30, 1999, which includes cash or cash equivalents of $140,141. With total liabilities of $20,985, we showed a positive net worth of $286,051. We experienced operating losses of $504,732 for the six months ending June 30, 1999.

         A summary of our audited balance sheets for the years ended December 31, 1997 and December 31, 1998 and our interim statements for June 30, 1999 are as follows:

                                         Six Month Period Ended      Year ended                Year ended
                                         June 30, 1999               December 31, 1998         December 31, 1997
                                         -------------               -----------------         -----------------
Cash/Cash Equivalents...............     $ 140,141                    $   9,306                $   5,440
Current Assets......................     $ 186,159                    $  20,534                $  34,551

Total Assets........................     $ 307,036                    $  55,970                $  61,092

Current Liabilities.................     $  20,985                    $ 265,187                $ 119,844
Total Liabilities...................     $  20,985                    $ 265,187                $ 119,844

Total Stockholder Equity............     $ 286,051                    ($209,217)                ($58,752)

Total Liabilities & Stockholder
      Equity .......................     $ 307,036                    $  55,970                $  61,092

         We believe that we have sufficient resources to continue our product development efforts and to continue our sales, marketing, and promotional activities for Visual WebTools(TM). However, we operate in a very competitive industry in which large amounts of capital are required in order to develop and promote products. Many of our competitors have significantly greater capital resources than we do. We believe we will need to continue to raise additional capital, both internally and externally, in order to successfully compete.

         While we may be able to fund our operations through our revenues in the near future, we currently anticipate commencing an offering of our securities to satisfy our cash requirements in the near future. We have not as of yet determined the type of offering or the type or number of securities which we will offer. The current products have been marketed and sold since March of 1999. Actual development costs will depend on a number of factors, including

         - our ability to negotiate favorable licensing agreements with resellers;
         -    the number of our resellers;
         -    the software and services for which they subscribe;
         -    the nature and success of our products and services;
         -    regulatory changes; and
         -    changes in technology.

         In addition, our actual expenses and revenues could vary materially from the amounts we anticipate or budget, and such variations may affect the additional financing needed for our operations. Accordingly, there can be no assurance that we will be able to obtain the capital that we will require.

         We currently estimate that we will require between $1,500,000 and $2,500,000 to further and fully develop our products and services in accordance with our business plan. To the extent that we acquire the amounts necessary to fund our business plan through the issuance of equity securities, our then-current shareholders may experience dilution in the value per share of their equity securities. The acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on that indebtedness, and could render us vulnerable to competition or economic downturns.

         OTC Bulletin Board Eligibility Rule. In January of 1999, the SEC granted approval to the NASD OTC Bulletin Board Eligibility Rule 6530 which requires a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have filed this registration statement in order to become a fully reporting company and list our common stock on the OTC Bulletin Board. The SEC reporting requirements will add additional expenses to our operations, including the expense of filing this registration statement and preparing annual and quarterly reports. Because the SEC did not reach a position of no comment with regard to this registration statement prior to August 1999, we have lost our listing on the OTC Bulletin Board, which has had an adverse impact upon the market for our common stock. We anticipate trading on the OTC Bulletin Board soon after this registration statement is declared effective.

         Year 2000 Compliance. We have completed a review of our computer systems and operations to determine the extent to which our business could be vulnerable to potential errors and failures as a result of the "year 2000" problem. The year 2000 problem results from the use of computer programs which were written using only two digits (rather than four digits) to define applicable years. On January 1, 2000, any clock or date recording mechanism, including date-sensitive software which uses only two digits to represent the year, could interpret a date of "00" as the year "1900," rather than the year "2000." This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations, and financial condition.

         We believe, based on our review of our operations and computer systems, that our significant computer programs and operations will not be materially affected by the Year 2000 problem, and that we can modify or replace the programs that will be affected by the end of 1999 at a cost which will not be significant. Any remediation efforts or costs would be minimal due to the fact that all of the functions handling dates are handled by technology platforms such as Microsoft Windows NT server, Microsoft Information Server, Microsoft ADO, and Oracle 8I server, all of which are year 2000 compliant. Under a reasonably likely worst case scenario, however, our computer systems and/or operations could be materially affected by the year 2000 problem, causing a system failure and resulting in loss of sales, loss of current revenues derived from current client, and possible loss of vendors, resellers, or sales representatives.

         We have prioritized our year 2000 efforts in an effort to protect, to the extent possible, our business and operations. Our first priority will be to protect our critical operations, such as those systems and applications that we use to provide various resellers and customers with access to Visual WebTools(TM), from incurring material service interruptions that could occur as a result of the year 2000 transition. To this end, we have attempted to identify any element within our business operation (including elements relating to third party relationships) that could be materially impacted by the year 2000 date change, and have attempted to determine the risks to our continuing business operations as a result of an adverse effect resulting from that date change. To this end we have conducted extensive testing of all of our systems in relation to all date related functions of our software platforms and servers. During these tests we identified a single problem with our telephone and voice system. Both of these systems have been replaced with new systems which are year 2000 compliant at a cost to us of $10,000.

         In addition to our own properties and computer systems, we rely on operations and computer systems of third party customers, financial institutions, vendors and other parties with or through which we conduct business (such as utilities, Internet service providers, and the owners of communications backbones). We generally require our resellers and suppliers to warrant that they are year 2000 ready. We have purchased most of our mission-critical systems from such third-party vendors. We have attempted to identify the resellers and third parties with which we have contractual relationships which may not be year 2000 compliant by the end of 1999, and we have adopted contingency plans which we believe will mitigate any adverse impact to our business operations resulting from those vendors' or third parties' inability to perform their contractual obligations. Our contingency plans include preparing and using backup copies of our financial records, determining the availability and reliability of alternate network and backbone communication systems, and scheduling additional phone center, repair, support, and administrative personnel to be on hand on the transition date.

         We have had no compliance efforts with respect to financial institutions, third party customers, or vendors with which we conduct business. We require no assurances or warranties of our resellers since they have no material effect on the working nature of our products. We have requested our only product supplier, Intellipay, Inc., to give us a year 2000 compliance statement.

         We believe that our systems are year 2000 compliant and believe we will not suffer as a result of the year 2000 problem.


                                   PROPERTIES

         We currently lease 8,500 square feet of commercial office space in the Westgate Business Center in Salt Lake City, Utah 84101. The building has a total of 200,000 square feet of office and common space and serves as our main office and production facility. We pay $8,610 each month for our lease and an additional $720 for parking stalls, which we believe is typical for similar premises in the area currently available for lease. The current lease is for a three year term and will expire on December 31, 2001.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth, as of August 31, 1999, the beneficial ownership of our outstanding common stock of: (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our directors, and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The inclusion of any shares as beneficially owned does not constitute an admission of beneficial ownership of those shares. The percentage of beneficial ownership is based on 10,000,000 shares of common stock outstanding as of August 31, 1999.


                            CERTAIN BENEFICIAL OWNERS

                                     Common Stock Beneficially Owned
                                     -------------------------------
Name and Address of                  Number of Shares of
Beneficial Owners                    Common Stock            Percentage of Class
--------------------------------     ------------            -------------------
Net Strategic Investments, LLC(1)    1,117,500                     11.175%
1986 E.  Falcon Hill Circle
Sandy, Utah 84092


--------

         (1) Christian Larsen's father owns all of the outstanding stock of Net Strategic Funding, Inc., the corporation which owns all of the interest of Net Strategic Investments, LLC. Mr. Christian Larsen has disclaimed beneficial ownership of such shares.

                                   MANAGEMENT

                                     Common Stock Beneficially Owned
Name and Address of                  Number of Shares of
Beneficial Owners                    Common Stock            Percentage of Class
--------------------------------     ------------            -------------------
Lamar P.  Taylor                     1,665,000(2)                    16.7%
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

Allan E.  Oepping                      725,000                        7.3%
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

Eric K.  Schmitter                     500,000                        5.0%
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

Benjamin A.  Black                     500,000                        5.0%
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

All executive officers and
      directors as a group           3,390,000                       33.9%

--------

         (2) Mr. Taylor is one of two members of LVT Associates, LLC and shares voting and investing power with such LLC.



         Currently  Christian Larsen does not own any of our stock.  Mark Jensen
and  Mat  Dastrup   have  options  to  purchase   150,000  and  60,000   shares,
respectively, none of which are currently exercisable.


                        DIRECTORS AND EXECUTIVE OFFICERS

         Our directors, executive officers and key employees, as of the date hereof, and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. Our executive officers are chosen by our Board of Directors and serve at their discretion.

Directors and Officers

         Name                      Age     Position Held
         ----                      ---     -------------
         Christian R.  Larsen      25      Director, President, Acting Chief
                                               Executive Officer
         Mark S. Jensen            42      Chief Operating Officer,
                                               Acting Secretary
         Mat Dastrup               36      Chief Financial Officer
         Lamar P. Taylor           37      Director
         Allan E. Oepping          24      Director
         Eric K. Schmitter         24      Director
         Benjamin A.  Black        27      Director

Christian R. Larsen: Mr. Larsen serves as President and Acting Chief Executive Officer of Pacific WebWorks and has done so since April 1999. He will serve as President until April of 2000. For the two years prior to this he served as Chief Operating Officer for Pacific WebWorks, Inc. and as a consultant for Utah WebWorks. In July, 1993 he started Innovative Research and Animated Design, Inc. (the "IRAD") which developed custom and commercial software for animation and special effects. He served as President of IRAD from October 1993 until February 1997. IRAD grew to a Company employing 28 individuals. He has seven years' experience providing computer consulting and business management services. Mr. Larsen filed a Chapter 7 voluntary bankruptcy petition in May of 1997 in the District of Utah Central Division of the United States Bankruptcy Court, which was discharged in September of 1997.

Mark S. Jensen: Mr. Jensen has served as Chief Operations Officer of our company since he joined us in June, 1999, after spending eighteen years in sales, operations, and services in the software industry. Prior to Joining Pacific WebWorks, Inc., he served as Operations Manager for the western U.S. division of GEAC Commercial Systems, a division of GEAC Computers, Inc., which specializes in the development and sale of application software. There Mark integrated the acquired operations of ProMation Inc. and Libra Signature Software. He held this position from August 1996 to June 1999. Prior to his employment with GEAC, Mark was the General Manager for ProMation Inc., a construction application software provider. Mark began his career with ProMation as its Vice President of Sales, and held that position from 1990 to 1996. Mark graduated with a B.A. in Business Administration and Marketing from Weber State University in 1981.

Mat Dastrup: Mr. Dastrup serves as Chief Financial Officer and has been with the company since July, 1999. He brings twelve years of experience including three years with Price Waterhouse, which firm he left as a senior accountant. He has over five years experience as CFO for North American Arms, Inc. and for S & S Power, Inc. He graduated with a B.S. in Accounting and a B.A. in Japanese Literature from Brigham Young University in 1987.

Lamar P. Taylor: Mr. Taylor was the founder of Utah WebWorks, Inc. He currently serves as a Director of the Company. He served as President for Utah WebWorks from April of 1997 until it merged with Pacific WebWorks in April, 1999. Mr. Taylor then served as President and Chief Executive Officer of Pacific WebWorks until May, 1999. From 1994 through 1997, Mr. Taylor worked as a senior animator for IRAD, producing two dimensional and three dimensional computer animation for television commercials, promotional videos and medical simulations from 1994 to 1997. From 1991 through 1994, Mr. Taylor was employed as the Freelance Technical Director for Shockwave Entertainment, Inc. There he created interactive video graphics for feature films including True Lies and Lawnmower Man. He received his B.A. with Honors from California State University, Los Angeles in 1991.

Allan E. Oepping: Mr. Oepping serves as a Director and as Pacific WebWorks' Vice President of Engineering. He is a Microsoft Certified Systems Engineer (MCSE) and has fourteen years' experience working with computer hardware and software. He started with Utah WebWorks in November of 1997 as an independent consultant, then became its Technical Director in August of 1998. He was the head programmer for IRAD for five years. While at IRAD, Allan developed several new technologies, including a spatial division/isolation technique which speeds up renderings from 200% to 700%. He attended Salt Lake Community College in Salt Lake City, Utah during 1994. Mr. Oepping filed a Chapter 7 voluntary bankruptcy petition on March 2, 1998, in the District of Utah, Central Division of the United States Bankruptcy Court. The petition was discharged on June 12, 1998.

Eric K. Schmitter: Mr. Schmitter serves as a Director. He started with Utah WebWorks as the Creative Director in April of 1997. He has two years experience in animation and two years experience in software sales. He attended the University of North Texas during 1993 and the University of Utah in 1994. In 1988, Mr. Schmitter filed a Chapter 13 voluntary bankruptcy petition, which later converted to a Chapter 7, in the District of Utah, Central Division, of the United States Bankruptcy Court. The petition was subsequently discharged later that year.

Benjamin A. Black: Mr. Black serves as a Director. He has five years' experience in software development programming. He has worked as Senior Programmer for Utah WebWorks since April of 1997. He was lead programmer at IRAD from 1994 through 1997. In 1995 he received his Associate of Science degree in electronics technology from Salt Lake Community College in Salt Lake City, Utah. He is a Microsoft Certified Systems Engineer (MCSE) and is experienced in advanced programming languages including C, C++, and Perl.

         Board of Directors: Our Articles of Incorporation provide for a Board of Directors consisting of at least 3, but no more than 9 persons. Our directors serve for terms of one year.

                             EXECUTIVE COMPENSATION

         Each executive officer is compensated at different levels, however the compensation structure for the officers is the same. Executive compensation is based upon a base salary with bonuses being established upon a percentage of gross sales. Total salaries and bonuses are also capped. There is also a program under which executives are compensated in the form of stock options which are awarded based on sales or performance milestones and can be executed at $2.00 a share. We determine an executive's availability to participate in the program by our accomplishment of revenue milestones. Upon reaching a specified milestone as determined by our Board, each executive can receive a bonus which does not exceed $150,000 when added to his or her base salary. Executive officers and employees are treated equally with respect to sick time, paid holidays, and medical insurance. We value these benefits at approximately $6,100 per year, based upon an average annual salary of $35,000.

         During the past two fiscal years, no executive officer has been paid compensation which exceeds $100,000. During 1997 no executive officer received cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights. In December of 1998, Mr. James R. Glavas, our former President, received 120,000 common shares, valued at $12,000 ($0.10 per share) for services rendered during 1998. None of the current officers and directors received compensation from us during our last fiscal year because the merger was not effective until January 11, 1999.

         Compensation of Directors. We do not have any standard compensation arrangements for our directors.

         Employment Contracts. We have adopted a policy to enter into employment agreements with our senior management, and entered into employment agreement with each of our managers in April of 1999. Each agreement is effective for one year and will be automatically renewed annually unless terminated. Mr. Larsen, our Chief Executive Officer, will receive an annual base salary of $60,000 and bonuses not to exceed an additional $65,000. Mr. Jensen, our highest paid officer, will receive a base salary of $75,000 and bonuses not to exceed another $75,000. Each of our senior managers receives medical insurance. Each may be terminated for cause if he or she acts improperly or negligently in his position, engages in dishonest or illegal conduct, and/or breaches our policies and procedures. Each may be terminated for disability if he fails to perform duties for 90 consecutive days for mental or physical health reasons. Each promises to not compete with us for a period of one year after his or her employment expires or terminates, unless he assures us in writing that confidential and proprietary information will not be jeopardized. All inventions and improvements in our products or methods of conducting business shall remain our property. Each agrees not to solicit employees, customers or others for a period of two years after the termination of his employment. After termination or resignation, each agrees not to disclose or use confidential or proprietary information. The agreements provide compensation if we have a change in control or if the person resigns, or the employment is terminated.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following information summarizes certain transactions we have either engaged in during the past two years or propose to engage in involving our executive officers, directors, 5% stockholders, or immediate family members of such persons:

         In December of 1998, we issued an aggregate of 200,000 common shares valued at $20,000 for consulting services we received. Of these shares, 120,000 common shares were issued to James R. Glavas, our president prior to the merger with Utah WebWorks, and 80,000 shares were issued to Tony Glavas, his son.


         Pursuant to the Merger Agreement, $1,000,000 was placed in an escrow account by Asphalt Associates, our predecessor in interest, to be disbursed to the merged entity. We were loaned $250,000 of such funds by Asphalt Associates, Inc. as a 30 day interest free loan in order to allow us to satisfy a debt pending the merger. The note payable was credited to our value in determining the number of shares each party's shareholders received. Accordingly, each group of shareholders received 5,000,000 shares in the merged entity. The balance of the funds ($750,000) was distributed to us between January and June of 1999.

                                LEGAL PROCEEDINGS

         We are not aware that we are a party to any existing or threatened legal or administrative proceedings as of the date of this filing.

               MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         From January, 1999 through August 3, 1999, our common stock traded over-the-counter and was quoted on the OTC Electronic Bulletin Board under the symbols "PWEB" and "PWEBE". In January of 1999, the SEC granted approval to the NASD OTC Bulletin Board Eligibility Rule 6530 which requires a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have filed this registration statement in order to become a fully reporting company and list our common stock on the OTC Bulletin Board. The SEC reporting requirements will add additional expenses to our operations, including the expense of filing this registration statement and preparing annual and quarterly reports. Because the SEC did not reach a position of no comment with regard to this registration statement prior to August 1999, we have lost our listing on the OTC Bulletin Board, which has had an adverse impact upon the market for our common stock. We anticipate trading on the OTC Bulletin Board soon after this registration statement is declared effective.

         There was no trading activity in our common stock during 1997 and 1998. Standard Transfer Company, located in Salt Lake City, Utah, currently acts as our transfer agent and registrar for the common stock. The following table presents the range of the high and low bid prices of our stock as reported by the NASDAQ Trading and Market Services. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

        Year               Quarter           High            Low
        ----               -------           ----            ---
        1999               First             20.0            6.875
        1999               Second            9.875           5.625

         On December 31, 1998, the Board authorized a four-for-one forward stock split. We currently have 3,960,000 shares of common stock that are freely tradable (except for such of those shares as may be acquired by our affiliates). The remaining common stock held by existing shareholders are "restricted securities" as that term is defined by Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act or otherwise. As of August 31, 1999, we have approximately 142 stockholders of record.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) one percent of the shares outstanding, or (ii) the average weekly volume of trading in such shares for the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, manner of sale and other limitations described above.

         An employee or consultant of ours who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding-period, volume-limitation, or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this registration statement.

         Dividends. We have not paid dividends on our common stock and do not intend to do so in the future.

                     RECENT SALES OF UNREGISTERED SECURITIES

         The following discussion describes all securities sold by Pacific WebWorks within the past three years without registration:

         On December 24, 1998, we issued an aggregate of 200,000 common shares valued at $20,000 for services rendered to us. Of these shares, 120,000 common shares were issued to James R. Glavas and 80,000 shares were issued to Tony Glavas, his son, for their services to Asphalt Associates, Inc.

         On December 28, 1998, we issued an aggregate of 840,000 common shares to two accredited investors for $1,000,000, with 440,000 common shares issued to Capital Communications, Inc. and 400,000 common shares to Mutual Ventures Corporation. On January 1, 1999 we issued an aggregate of 5,000,000 common shares to the stockholders of Utah WebWorks, Inc., pursuant to the Merger Agreement under which that company merged with Asphalt Associates and changed its name to Pacific WebWorks, Inc.

         In February, 1999, we issued a warrant to Columbia Financial Group to purchase 400,000 shares of our common stock at an aggregate exercise price of $1,475,000 in exchange for their services to us.

         In connection with each of these isolated issuance's of our securities, we believe that each purchaser

         - was aware that the securities had not been registered under federal securities laws;
         - acquired the securities for his/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purposes of the federal securities laws;
         - understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and
         - was aware that the certificate representing the securities would bear a legend restricting their transfer.

         We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act of 1933, and the rules and regulations promulgated thereunder.


             DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         Common Stock. The Board authorized a four-for-one forward common stock split on December 31, 1998 and changed the authorized capital from 20,000,000 to 50,000,000 common shares, par value $.001. We have not authorized or issued any preferred stock. Holders of the common stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of funds legally available for such purposes. In the event of our liquidation, dissolution or winding up, the holders of the common stock are entitled to participate in all assets remaining after the payment of liabilities. The holders of the common stock have no preemptive rights and no right to convert the common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock, and all outstanding common stock is fully paid and non-assessable. The holders of the common stock are entitled to one vote for each share they hold of record on all matters submitted to a vote of our stockholders. We have not paid, and do not intend to pay, cash dividends on the common stock for the foreseeable future.

         Anti-Takeover Effective Nevada Law In Certain Provisions. Nevada law provides that any agreement providing for the merger or consolidation for sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our Articles of Incorporation. Our Articles of Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for certain types of mergers, plans of reorganization, or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a stockholder does not have the right to dissent with respect to (a) a sale of assets or reorganization, (b) any plan of merger or any plan of exchange, if
(i) the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market Systems, or are held of record by not less than 2,000 shareholders and (ii) the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market System, or are held of record by not less than 2,000 holders.

         Control Share Acquisition Provision. Under Nevada law, when a person has acquired or offers to acquire one-fifth, one-third, or a majority of the stock of a corporation, a stockholders' meeting must be held after delivery of an "offeror's" statement, at the offeror's expense, so that the stockholders of the corporation can vote on whether the owner(s) of the shares proposed to be acquired (the "control shares") can exercise voting rights. Except as otherwise provided in a corporation's Articles of Incorporation, the approval of the owner(s) of a majority of the outstanding stock not held by the offerors is required so that the stock held by the offerors will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the Articles of Incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that the control share acquisition provisions do not apply. We have not elected out of the control share acquisition provisions of Nevada law.

         Combination Moratorium Provision. Nevada law provides that a corporation may not engage in any "combinations," which is broadly defined to include mergers, sales and leases of assets, issuances of securities, and similar transactions with an "interested stockholder" (which is defined as the beneficial owner of 10% or more of the voting power of the corporation) and certain affiliates of their associates for three years after an interested stockholder's date of acquiring the shares, unless the combination or the purchase of the shares by the interested stockholder is approved by the Board of Directors by the date the interested stockholder acquires the shares. After the initial three-year period, any combination must still be approved by majority of the voting power not beneficially owned by the interested stockholder or the interested stockholders' affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by stockholders as a result of the combination is at least equal to the highest of: (a) the highest bid per share of each class or series of shares, including the common shares, on the date of the announcement of the combination or on the date the interested stockholder acquired the shares; or (b) for holders of preferred stock, the highest liquidation value of the preferred stock.

         Other Provisions. Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the officers, in exercising their respective powers with a view to the interests of the corporation, may consider (i) the interests of the corporation's employees, suppliers, creditors, and customers, (ii) the economy of the state and the nation, (iii) the interests of the economy and of society, and (iv) the long-term, as well as short-term, interests of the corporation and its stockholders, including the possibility that those interests may be best served by the continued independence of the corporation. The directors also may resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interests of the corporation "upon consideration of the interest of the corporation's stockholders," or for one of the other reasons described above. The directors may also take action to protect the interests of the corporations' stockholders by adopting or executing plans that deny rights, privileges, powers, or authority to a holder of a specific number of shares or percentage of share ownership or voting power.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 78.751 we must indemnify a director, officer, employee, or agent of the corporation who is successful on the merits or otherwise in defense of any action or suit. Such indemnification shall include expenses, including attorney's fees actually or reasonably incurred. Nevada law also provides for discretionary indemnification for each person who serves as or at the request of the corporation as our officer or director. We may indemnify such individuals against all costs, expenses, and liabilities incurred in a threatened, pending, or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful.

                             Pacific WebWorks, Inc.

                              Financial Statements





                           March 31, 1999 (unaudited)
                                       and
                           December 31, 1998 and 1997

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Pacific WebWorks, Inc.

We have audited the accompanying balance sheets of Pacific WebWorks, Inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific WebWorks, Inc. as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had recurring operating losses and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


CROUCH, BIERWOLF & CHISHOLM

Salt Lake City, Utah
January 26, 1999

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                                        Pacific WebWorks, Inc.
                                                            Balance Sheets

                                                                Assets

                                                                   March 31,                  December 31,
                                                                     1999               1998               1997
                                                                  -----------        -----------        -----------
                                                                (unaudited)
Current assets
    Cash                                                          $  549,679         $    9,306              5,440
    Accounts Receivable (net of allowance of $5,849,
       $6,600 and $2,545, respectively)                               16,885             10,392             28,011
    Employee Receivable                                                  909                836              1,100
                                                                  -----------        -----------        -----------
Total Current Assets                                                 567,473             20,534             34,551
                                                                  -----------        -----------        -----------
Property and Equipment (Note 3)                                       40,270             23,353             17,708
                                                                  -----------        -----------        -----------
Other Assets
    Deposits                                                           9,600              5,250                ---
    Computer Software Costs (Note 6)                                   6,333              6,833              8,833
                                                                  -----------        -----------        -----------
Total Other Assets                                                    15,933             12,083              8,833
                                                                  -----------        -----------        -----------
Total Assets                                                      $  623,676         $   55,970         $   61,092

                                                                  ===========        ===========        ===========

                                                 Liabilities and Stockholders' Equity


Current Liabilities
    Accounts Payable                                              $    5,607        $    11,261         $    9,022
    Accrued Expenses                                                   3,946              3,926              6,920
    Notes Payable (Note 5)                                               ---            250,000                ---
    Notes Payable - Related Party (Note 4)                               ---                ---            103,902
                                                                  -----------        -----------        -----------
Total Current Liabilities                                              9,553            265,187            119,844
                                                                  -----------        -----------        -----------
Stockholders' Equity
    Common Stock, authorized 50,000,000 shares of $.001
       par value, issued and outstanding 10,000,000, 1,000
       and 1,000 shares, respectively
                                                                      10,000                  1                  1
    Additional Paid in Capital                                     1,000,000              9,999              9,999
    Retained Deficit                                                (395,877)          (219,217)           (68,752)
                                                                  -----------        -----------        -----------
Total Stockholders' Equity                                           614,123           (209,217)           (58,752)
                                                                  -----------        -----------        -----------
Total Liabilities and Stockholders, Equity                        $  623,676         $   55,970         $   61,092
                                                                  ===========        ===========        ===========


                               The accompanying notes are an integral part of these financial statements

                                                        Pacific WebWorks, Inc.
                                                        Statement of Operations

                                                             For the Three                       For the
                                                             Months Ended                      Year Ended
                                                               March 31,                      December 31,
                                                         1999            1998             1998            1997
                                                      ----------      ----------       ----------      ----------
Revenues:                                             $   4,499       $  69,301        $ 172,395       $  94,014


Cost of Sales                                             1,276          36,408          188,974         107,332
                                                      ----------      ----------       ----------      ----------
Gross Margin                                              3,223          32,893          (16,579)        (13,318)

Expenses:

     General & Administrative                           109,234          15,605           80,996          36,179
     Sales                                               35,086           5,814           30,180          13,987
     Research & Development                              35,563           2,302           11,949           5,523
                                                      ----------      ----------       ----------      ----------
         Total Expenses                                 179,883          23,721          123,125          55,689
                                                      ----------      ----------       ----------      ----------
Income (Loss) from Operations                          (176,660)          9,172         (139,704)        (69,007)

Other Income (Expenses)
     Interest Expense                                       ---             ---          (10,761)         (3,500)
     Other Income                                           ---             ---              ---           3,755
                                                      ----------      ----------       ----------      ----------
Net Income (Loss)                                     $(176,660)      $   9,172        $(150,465)      $ (68,752)

                                                      ==========      ==========       ==========      ==========
Net Income (Loss) Per Share                           $    (.02)      $    0.02        $   (0.03)      $   (0.01)
                                                      ==========      ==========       ==========      ==========
Weighted average shares outstanding                   8,333,500       5,001,000        5,001,000       5,001,000
                                                      ==========      ==========       ==========      ==========

                                                        Pacific WebWorks, Inc.
                                                   Statement of Stockholders' Equity

                                                                                       Additional
                                                             Common Stock               Paid-in         Retained
                                                        Shares          Amount          Capital          Deficit
                                                      ----------      ----------       ----------      ----------
Balance at Inception on April 10, 1997                $      ---      $      ---       $      ---       $    ---

April 1997, shares issued for cash
at $10 per share                                           1,000               1            9,999            ---

Net loss December 31, 1997                                   ---             ---              ---        (68,752)
                                                      ----------      ----------       ----------      ----------
Balance, December 31, 1997                                 1,000               1            9,999        (68,752)

Net loss December 31, 1998                                   ---             ---              ---       (150,465)
                                                      ----------      ----------       ----------      ----------
Balance, December 31, 1998                                 1,000               1            9,999       (219,217)


Reverse merger and Reorganization adjustment           9,999,000           9,999          990,001            ---

Net loss March 31, 1999                                      ---             ---              ---       (176,660)
                                                      ----------      ----------       ----------      ----------
Balance, March 31, 1999                               10,000,000      $   10,000       $1,000,000      $(395,877)
                                                      ==========      ==========       ==========      ==========

                                                        Pacific WebWorks, Inc.
                                                        Statement of Cash Flows

                                                             For the Three                       For the
                                                             Months Ended                      Year Ended
                                                               March 31,                      December 31,
                                                         1999            1998             1998            1997
                                                      ----------      ----------       ----------      ----------

Cash Flows from Operating Activities:
   Net Income (loss)                                  $(176,660)      $   9,172        $(150,465)      $ (68,752)
   Adjustments to reconcile net
       (loss) to net cash provided
       by operations
   Depreciation & Amortization                            4,942             ---           13,151           5,473
   Bad Debt                                                 ---             ---            4,055           2,545
   Change in assets and liabilities:
   Accounts receivable                                   (7,591)         (4,134)          13,828         (31,656)
   Accounts Payable and accrued expenses                 (5,634)         (2,624)            (755)         15,942
                                                      ----------      ----------       ----------      ----------
Net Cash Flows used in Operating Activities            (184,943)          2,414         (120,186)        (76,448)
                                                      ----------      ----------       ----------      ----------
Cash Flows from Investing Activities:
   Cash paid for property and equipment                 (20,334)         (3,055)         (12,675)        (22,014)
   Cash paid for deposits                                (4,350)         (4,600)          (5,250)            ---
   Cash paid for technology                                 ---             ---              ---         (10,000)
   Cash acquired in acquisition                         750,000             ---              ---             ---
                                                      ----------      ----------       ----------      ----------
Net Cash Paid for Investing Activities                  725,316          (7,655)         (17,925)        (32,014)
                                                      ----------      ----------       ----------      ----------
Cash Flows from Financing Activities:
   Cash from debt financing                             210,000           5,000          381,300         108,802
   Issuance of stock                                        ---             ---              ---          10,000
   Principle Payments on Debt financing                (210,000)            ---         (239,323)         (4,900)
                                                      ----------      ----------       ----------      ----------
Net Cash Flows from Financing Activities                    ---           5,000          141,977         113,902
                                                      ----------      ----------       ----------      ----------
Net increase (decrease) in cash                         540,373            (241)           3,866           5,440
                                                      ----------      ----------       ----------      ----------
Cash, beginning of period                                 9,306           5,440            5,440             ---
                                                      ----------      ----------       ----------      ----------
Cash, end of period                                     549,679       $    5,198       $   9,306       $   5,440
                                                      ==========      ==========       ==========      ==========
Supplemental Cash Flow Information
   Cash Paid for:
     Interest                                                                          $  14,262       $     ---
     Taxes                                                                             $     ---       $     ---

      The accompanying notes are an integral part of these financial statements.

                             Pacific WebWorks, Inc.
                        Notes to The Financial Statements
             March 31, 1999 (unaudited), December 31, 1998 and 1997

NOTE 1 - Summary of Significant Accounting Policies

         a.       Organization


                  Pacific WebWorks, Inc., ("the Company") was organized under the laws of the state of Nevada on May 18, 1987 as Asphalt Associate, Inc. On December 31, 1998 the board of directors changed the name of the Company to Pacific Webworks, Inc. On January 11, 1999, the Company merged with Utah Webworks, Inc., a Utah corporation organized April 10, 1997. The share exchange with Utah Webworls was accounted for as a reverse merger, therefore all financial information is that of the accounting survivor being Utah Webworks. Utah Webworks is currently engaged in developing, selling and servicing computer and internet related software and hardware products.


         b.       Accounting Method

                  The Company recognizes income and expenses on the accrual basis of accounting.

         c.       Earnings (Loss) Per Share


                  The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. No fully diluted earnings per share data is presented because there are no stock equivalents at December 31, 1998. Pursuant to SFAS 128 earnings per share computations are based on the aggregate of the weighted average outstanding shares of the combined businesses.


         d.       Cash and Cash Equivalents

                  The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

         e.       Provision for Income Taxes


                  The Company has elected an S-Corp status for income tax purposes, which provides for all taxable income or loss to pass through to the shareholders to be taxed on an individual level. Therefore there is no provision for income taxes at the corporate level and no deferred tax provision. Due to the merger stated in Note 7, the Company will lose their S-Election status.


         f.       Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

         g.       Revenue Recognition


                  The Company recognizes income and expense on the accrual basis of accounting. The Company receives revenues from services provided for internet software design and engineering. Pursuant to SOP 97-2, revenue is recorded when the services are completed. The Company also generates revenues from the sale or access to their internet design software technology. This product is sold separately without future performance such as upgrades or maintenance, and is not sold with PCS services, therefore according to SOP 97-2 revenue is recorded upon the sale and delivery of or access to the product once an agreement exists, the price is fixed and collectability is probable.

                  Revenues generated from our resellers are recorded in the same manner as to the end user, except delivery is directly to the end user rather than to the reseller. Revenue is recorded when all terms of SOP 97-2 as mentioned above are achieved.

                  Trade receivables are due upon receipt of the invoice. An allowance has been made from potentially uncollectable accounts in the amounts of $5,849, $6,600 and $2,545 for the periods ended March 31, 1999, December 31, 1998 and 1997, respectively.

         h.       Depreciation


                  The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended December 31, 1998 and 1997 is $11,151 and $4,306, respectively


         i.       Major Customers

                  During 1998 and 1997 the Company had major customers that individually accounted for 10% or more of the annual sales. During 1988, four customers generated sales in the amount of $118,744 or 68% of total sales as follows:

                  Customer                 Sales                   %
                  --------                 ------                 ---
                      A                    28,161                  16
                      B                    21,271                  12
                      C                    24,422                  14
                      D                    44,890                  26

                  During 1997, two customers generated sales in the amount of $50, 274 or 53% of total sales as follows:

                  Customer                 Sales                    %
                  --------                 ------                 ---
                      A                    14,204                  15
                      B                    36,071                  38



NOTE 2 - Going Concern

                  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses since inception and is dependent on financing to continue operations. Management has secured a financial commitment through a reverse merger subsequent to the audit date (see subsequent events Note 7). This commitment if fulfilled will provide the Company with sufficient funds to expend business operations in order to generate sufficient revenues to cover anticipated costs. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

NOTE 3 - Property and Equipment

                  Property and Equipment consists of the following at December 31, 1998 and 1997:
                                                               December 31,
                                                      1998               1997
                                                    ---------          ---------
          Computer Equipment                        $ 32,990           $ 20,315
          Furniture and Fixtures                       5,820              1,699
                                                    ---------          ---------
                   Total                              38,810             22,014
          Less Accumulated Depreciation              (15,457)            (4,306)
                                                    ---------          ---------
                                                      23,353             17,708

                  Depreciation expense for the period ended December 31, 1998 and 1997 was $11,151 and $4,306, respectively.

NOTE 4 - Related Party Transactions


                  Lamar Taylor, an officer and shareholder of the Company, advanced funds to the Company for operating capital in the amounts of $131,300 and $108,800 during the periods ended December 31, 1998 and 1997, respectively. All advances were repaid during 1998 and the balance at December 31, 1997 totaled $103,902. These advances accrued interest at a rate of 6%.


NOTE 5 - Notes Payable

                  The Company borrowed $250,000 from Pacific WebWorks, Inc. a public corporation, as a 30 day interest free loan pursuant to a merger agreement which became effective on January 11, 1999. At such time the note payable was converted to equity in the merged entity. (See Note
         7).

NOTE 6 - Computer Software Costs


                  On May 7, 1997, the Company entered into an agreement for assignment of a security interest and judgment from a bank for various software service codes and other technology they held. Pursuant to FASB 86, the Company cap8italized these costs because the purchased software had alternative future use, being an integral part of the internet software design product sold to the public. Costs of maintaining the product is charged to expense when incurred. The Company paid $10,000 for the transfer of these software tools and is amortizing them over a five year life. Amortization expense is $1,167 and $2,000 for the years ended December 31, 1997 and 1998, respectively.

NOTE 7 - Subsequent Events/Reverse Merger

                  Effective January 11, 1999,  Pacific Webworks,  Inc. (a public
         Company) entered into an agreement and Plan of Reorganization with Utah Webworks, Inc., (a private company). The agreement provides for the merger of the Company into Utah Webworks to be treated as a reverse merger, thus making Utah Webworks the accounting survivor. Pursuant to the agreement the Company issued 5,000,000 shares of common stock to the shareholders of Utah Webworks for all shares of their Company. Because the historical financial information in these financial statements prior to the reverse merger (January 11, 1999) is that of the accounting acquirer (Utah Webworks), a reverse merger adjustment is used on the statement of stockholders' equity to bring the pre-merger equity of Utah Webworks up to the consolidated post-merger equity of Pacific Webworks. The actual shares issued by the Company to the Utah Webworks shareholders was 5,000,000 shares. The difference between the 5,000,000 shares issued to the Utah Webworks shareholders and the 9,999,000 reverse merger adjustment represents the 4,999,000 shares held by the original pre-merger shareholder of the public company (Pacific). The management of the Company resigned and the management and board of Utah Webworks filled the vacancy. Utah Webworks is in the business of software development for computer and internet systems. The Company had cash in escrow of $750,000 and a note receivable from Utah Webworks of $250,000 as its only assets. The cash and note receivable were contributed to Utah Webworks as an investment in subsidiary advanced for operations.

                  At December 31, 1998, the Company had outstanding warrants to purchase 400,000 shares of the Company's common stock at prices ranging from $2.50 to $6.00 per share. The warrants became exercisable in January 1999 and expire in January 2004. The warrants are exercisable as follows:

                  150,000 warrants at $2.50
                  100,000 warrants at $3.50
                  100,000 warrants at $4.50
                   50,000 warrants at $6.00

                  The fair value of the warrants granted during 1998 were determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates of 6.02% expected option life of 5 years; and volatility of 500% with no dividend yield expected. The fair value of the warrants issued total $0. The stock price upon date of issuance was determined to be $10 per share.


NOTE 8 - Unaudited Information

                  Pacific WebWorks, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the three months ended March 31, 1999. The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the three months ended March 31, 1999. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                            Asphalt Associates, Inc.

                              Financial Statements






                 For the Years Ended December 31, 1997 and 1996

                  and for the 2 Months Ended February 28, 1998

[members]                                                      McGLADREY NETWORK
                                                               -----------------
                                                   In Independently Owned Member
                                    Worldwide Services Through RSM International


                          JONES, JENSEN, & COMPANY LLC
                          ----------------------------
                  Certified Public Accountants and Consultants

                              American Institute of
                          Certified Public accountants
                               Utah association of
                            Certified Public Accounts
                              SEC Practice Section
                       Private Companies Practice Section


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Board of Directors
Asphalt Associates, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheets of Asphalt Associates, Inc. (a development stage company) as of February 28, 1998 and December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the two month period ended February 28, 1998 and for the years ended December 31, 1997, 1996 and 1995 from inception on May 18, 1987 through February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asphalt Associates, Inc. (a development stage company) as of February 28, 1998 and December 31, 1997 and 1996, and the results of its operations and its cash flows for the two month period ended February 28, 1998 and for the years ended December 31, 1997, 1996 and 1995 and from inception on may 18, 1987 through February 28, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/
Jones, Jensen & Company
March 17, 1998

                                                       ASPHALT ASSOCIATES, INC.
                                                     (A Development Stage Company)
                                                            Balance Sheets

                                                                ASSETS

                                                        February 28,                       December 31,
                                                                             ------------------------------------------
                                                            1998                    1997                   1996
                                                     -------------------     ------------------     -------------------
CURRENT ASSETS

     Cash                                            $           2,382       $           2,682      $           2,950
                                                     -------------------     ------------------     -------------------

         Total Current Assets                                    2,382                   2,682                  2,950
                                                     -------------------     ------------------     -------------------

         TOTAL ASSETS                                $           2,382       $           2,682      $           2,950
                                                     ===================     ==================     ===================



                                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     Accounts Payable                                $               -      $              -       $               -
                                                     -------------------    -----------------      --------------------

         Total Current Liabilities                                   -                     -                       -
                                                     -------------------    -----------------      --------------------

STOCKHOLDERS' EQUITY

     Common stock:  20,000,000 shares
     authorized of $0.001 par value, 990,000
     shares issued and outstanding
                                                                    990                  990                       990
     Additional paid-in capital                                   2,970                2,970                     2,970
     Deficit accumulated during the                              (1,578)              (1,278)                   (1,010)
     development stage                               -------------------    -----------------      --------------------

     Total Stockholders, Equity                                   2,382                2,682                     2,950
                                                     -------------------    -----------------      --------------------

     TOTAL LIABILITIES AND                           $            2,382     $           2,682      $             2,950
     STOCKHOLDERS EQUITY                             ===================    ==================     ====================


                                                       ASPHALT ASSOCIATES, INC.
                                                     (A Development Stage Company)
                                                        Statement of Operations

                                                                                                         From
                              For the Two                                                                Inception on
                              Months Ended                      For the Years Ended                      May 18, 1987
                              February 28,                           December 31,                        Through
                              1998                                                                       February 28, 1998
                              -----------        --------------------------------------------------      -----------------
                                  1998               1997               1996               1995               1998
                              ------------       ------------       ------------       ------------       ------------
REVENUES                      $                  $                  $                  $                  $
                              ------------       ------------       ------------       ------------       ------------
EXPENSES
General and Administrative            300                268                355                --               1,578
                              ------------       ------------       ------------       ------------       ------------
Total Expenses                        300                268                355                --               1,578
                              ------------       ------------       ------------       ------------       ------------
NET LOSS                      $      (300)       $      (268)       $      (355)       $       --         $    (1,578)
                              ============       ============       ============       ============       ============
LOSS PER SHARE OF COMMON
STOCK                         $     (0.00)       $     (0.00)       $     (0.00)       $    (0.00)
                              ============       ============       ============       ============

                                                       ASPHALT ASSOCIATES, INC.
                                                     (A Development Stage Company)
                                                  Statements of Stockholders' Equity

                                                                                    Additional              Deficit
                                                                                       Paid-In          Accumulated
                                                                                       Capital           During the
                                                    Common Stock                                         Development
                                             Shares              Amount                                       Stage
                                             ----------          ----------          ----------           ----------
Balance, May 18, 1987                                -           $       -           $       -            $       -

Common stock issued for cash                   980,000                 980                2940                    -
$0.004 per share

Common stock issued for services                10,000                  10                  30                    -
at $0.004 per share

Net loss from inception to
December 31, 1994                                                                                              (655)
                                             ----------          ----------          ----------           ----------
Balance, December 31, 1994                     990,000                 990               2,970                 (655)

Net loss for the year ended
December 31, 1995
                                             ----------          ----------          ----------           ----------
Balance, December 31, 1995                     990,000                 990               2,970                 (655)

Net loss for the year ended
December 31, 1996                                                                                              (355)
                                             ----------          ----------          ----------           ----------
Balance December 31, 1996                      990,000                 990                2970               (1,010)

Net loss for the year ended
December 31, 1997                                                                                              (268)
                                             ----------          ----------          ----------           ----------
Balance, December 31, 1997                     990,000                 990               2,970               (1,278)

Net loss for the two months
ended February 28, 1998                                                                                        (300)
                                             ----------          ----------          ----------           ----------
Balance, February 28, 1998                     990,000           $     990           $   2,970               (1,578)
                                             ==========          ==========          ==========           ==========

                                                       ASPHALT ASSOCIATES, INC.
                                                     (A Development Stage Company)
                                                       Statements of Cash Flows
                                                                                                           From
                                                                                                         Inception
                                For the Two                                                            on May 18, 1987
                                Months Ended                                                              Through
                                February 28,              For the Years Ended December 31,             February 28, 1998
                                   1998               1997              1996             1995               1998
                                ----------         ----------         -----------       ----------       ----------
CASH FLOWS FROM
OPERATING ACTIVITIES

Loss from operations            $    (300)         $   (268)          $     (355)       $     (-)       $   (1,578)
Adjustments to reconcile net
loss to net cash used by
operating activities:
Stock issued for services                                                                                       40
                                ----------         ----------         -----------       ----------       ----------
Net Cash Used by Operating
Activities                      $    (300)         $    (268)         $     (355)                        $  (1,538)
                                ----------         ----------         -----------       ----------       ----------
CASH FLOWS FROM INVESTING
ACTIVITIES
                                ----------         ----------         -----------       ----------       ----------
CASH FLOWS FROM FINANCING
ACTIVITIES

Common stock issued for cash
                                                                                                             3,920
                                ----------         ----------         -----------       ----------       ----------
Net Cash Provided by
Financing Activities                                                                                         3,920
                                ----------         ----------         -----------       ----------       ----------
NET INCREASE (DECREASE IN
CASH AND CASH EQUIVALENTS)
                                     (300)              (268)               (355)               -            2,382

CASH AND CASH EQUIVALENTS  AT
BEGINNING OF PERIOD
                                    2,682              2,950               3,305            3,305
                                ----------         ----------         -----------       ----------       ----------

CASH AND CASH EQUIVALENTS AT
END OF PERIOD
                                $   2,382          $   2,682          $    2,950        $   3,305        $   2,382
                                ==========         ==========         ==========        ==========       ==========
CASH PAID FOR

Interest                        $        -         $        -         $        -        $        -       $        -
Income Taxes                    $        -         $        -         $        -        $        -       $        -

                            ASPHALT ASSOCIATES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                February 28, 1998 and December 31, 1997 and 1996

NOTE 1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         (a)      Organization

                  The company was incorporated in the State of Nevada on May 18, 1987.

                  The Company was organized for the purpose of engaging in any lawful activity and is classified as a development stage company.

         (b)      Accounting Method

                  The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

         (c)      Cash and Cash Equivalents

                  Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         (d)      Loss per Share

                  The computations of loss per share of common stock are based on the weighted average number of shares outstanding during the period of the financial statements.

         (e)      Provision for Taxes

                  At December 31, 1997, the Company has net operating loss carry forwards totaling approximately $1,500 that may be offset against future taxable income through 2012. No tax benefit has been reported in the 1997 financial statements, because the Company believes there is a 50% or greater chance the net operating loss carry forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

         (f)      Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Note 2.           GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little cash and has experienced losses from inception. Without realization of additional adequate financing, it would be unlikely for the Company to continue as a going concern. The Company intends to seek a merger with an existing operating company. Until that time, management has committed to cover all operating costs of the Company.

                             Pacific WebWorks, Inc.
                       (Formerly Asphalt Associates, Inc.)
                          (a Development Stage Company)
                              Financial Statements
                           December 31, 1998 and 1997

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Pacific WebWorks, Inc. (formerly Asphalt Associates, Inc.)

We have audited the accompanying balance sheet of Pacific WebWorks, Inc., (a Development Stage Company) as of December 31, 1998 and the related statement of operations, stockholders' equity and cash flows for the year then ended and from inception on May 18, 1987 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Pacific WebWorks, Inc. for the period from inception at May 18, 1997 through December 31, 1997 were audited by other auditors whose report dated March 17, 1998, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific WebWorks, Inc. (a Development Stage Company) as of December 31, 1998 and the results of its operations and cash flows for the year then ended and from inception on May 18, 1987 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




CROUCH, BIERWOLF & CHISHOLM


Salt Lake City, Utah
February 9, 1999

                                    CONTENTS


Independent Auditor's Report..................................................47
Balance Sheets................................................................49
Statements Of Operations......................................................50
Statement Of Stockholders' Equity.............................................51
Statement Of Cash Flows.......................................................52
Notes To The Financial Statements.............................................53

                                               Pacific WebWorks, Inc.
                                        (Formerly Asphalt Associates, Inc.)
                                           (a Development Stage company)
                                                  Balance Sheets

                                                       Assets
                                                                                              December 31
                                                                                      1998                    1997
                                                                                  -----------                --------
Current assets
     Cash                                                                         $                          $ 2,682
     Cash in escrow (Note 6)                                                         750,000                      -
     Current notes receivable (Note 3)                                               250,000                      -
                                                                                  -----------                --------
Total Assets                                                                      $1,000,000                 $ 2,682


                                        Liabilities and Stockholders' Equity
Liabilities
 Accounts payable                                                                 $                          $

Total liabilities                                                                          -                       -

Stockholders' Equity
  Common Stock, authorized 50,000,000 shares of $.001 par value, issued and outstanding 5,000,000 shares and 3,960,000 shares issued and outstanding, respectively
                                                                                       5,000                   3,960
                                                                                  -----------                --------
  Additional Paid-in Capital                                                       1,018,960
                                                                                  -----------                --------
  Deficit Accumulated During the Development Stage                                   (23,960)                 (1,278)
                                                                                  -----------                --------
Total Stockholders' Equity                                                         1,000,000                   2,682
                                                                                  -----------                --------
The accompanying notes are an integral part of these financial statements.

                                         Pacific WebWorks, Inc.
                                   (Formerly Asphalt Associates, Inc.)
                                      (a Development Stage company)
                                         Statements of Operations

                                                                                                 From inception On
                                                                                               May 18, 1987 through
                                                                                                   December 31,
                                           For the years ended December 31,
                                 1998                   1997                    1996                   1998
                                 -------------          -------------           -------------           ------------
Revenues                         $                      $                       $                       $

Expenses:


   General &
Administrative                         22,682                    268                     355                 23,960
                                 -------------          -------------           -------------           ------------
   Total Expenses                      22,682                    268                     355                 23,960
                                 -------------          -------------           -------------           ------------
Net Loss                         $    (22,682)          $       (268)           $       (355)           $   (23,960)
                                 -------------          -------------           -------------           ------------
Net Loss Per Share
                                 $       (.01)          $      (0.00)           $      (0.00)           $     (0.01)
                                 -------------          -------------           -------------           ------------
Weighted average
shares outstanding
                                    4,003,000              3,960,000               3,960.000              3,968,000
                                 -------------          -------------           -------------           ------------
The accompanying notes are an integral part of these financial statements.

                                          Pacific WebWorks, Inc.
                                   (Formerly Asphalt Associates, Inc.)
                                      (a Development Stage company)
                                    Statement of Stockholders' Equity
                                                                                                          Deficit
                                                                                                       Accumulated
                                                                                      Additional        During the
                                                         Common Stock                 paid-in           Development
                                                 Shares             Amount            Capital              Stage
                                             -------------      -------------      -------------       -------------

Balance, May 18, 1997                        $                  $                  $                   $

Common stock issued for cash at $0.01
per share                                       3,920,000              3,920                  -                   -

Common stock issued for services at
$0.01 per share                                    40,000                 40                  -                   -

Net loss from inception to December
31, 1994                                                                                                       (655)
                                             -------------      -------------      -------------       -------------
Balance, December 31, 1994                      3,960,000              3,960                  -                (655)

Net Loss for the year ended December
31, 1995                                                -                  -                  -                    -
                                             -------------      -------------      -------------       -------------
Balance December 31, 1995                       3,960,000              3,960                  -                (655)

Net Loss for the year ended December
31, 1996                                                                                                       (355)
                                             -------------      -------------      -------------       -------------
Balance, December 31, 1996                      3,960,000              3,960                  -              (1,010)

Net Loss for the year ended December
31, 1997                                                                                                       (268)
                                             -------------      -------------      -------------       -------------
Balance, December 31, 1997                      3,960,000              3,960                  -              (1,278)

December 1998 - shares issued for
services at $.10 per share                        200,000                200             19,800                    -

December 1998 - shares issued for
cash at $1.1905 per share                         840,000                840            999,160                    -

Net Loss for the year ended December
31, 1998                                                                                                    (22,682)
                                             -------------      -------------      -------------       -------------
Balance December 31, 1998                       5,000,000              5,000          1,018,960             (23,960)
                                             =============      =============      =============       =============
The accompanying notes are an integral part of these financial statements.


                                          Pacific WebWorks, Inc.
                                   (Formerly Asphalt Associates, Inc.)
                                      (a Development Stage company)
                                         Statement of Cash Flows
                                                                                                            From Inception
                                                                                                             May 18, 1987
                                                          For the years ended December 31,                      through
                                                                                                             December 31,
                                                 1998                   1997                   1996                   1998
                                          -------------------     -----------------     -------------------    -------------------
Cash flows form Operating Activities:
Loss from operations                      $          (22,682)     $           (268)     $             (355)    $          (23,960)
Adjustments to reconcile net loss to
net cash used by operating activities:
Stock issued for services                             20,000                     -                       -                 20,040
                                          -------------------     -----------------     -------------------    -------------------

Net Cash Provided (Used) by Operating
Activities                                            (2,682)                 (268)                   (355)                (3,920)
                                          -------------------     -----------------     -------------------    -------------------


Cash Flows from Investment Activities:
Cash held in escrow                                 (750,000)                     -                       -              (750,000)
Cash paid for notes receivable                      (250,000)                     -                       -              (250,000)
                                          -------------------     -----------------     -------------------    -------------------

Net Cash paid for Investing Activities
                                                  (1,000,000)                     -                       -            (1,000,000)
                                          -------------------     -----------------     -------------------    -------------------

Cash flows from Financing Activities:
Common stock issued for cash                       1,000,000                     -                       -              1,003,920
                                          -------------------     -----------------     -------------------    -------------------
Net cash provided by financing
activities                                         1,000,000                     -                       -              1,003,920
                                          -------------------     -----------------     -------------------    -------------------

Net increase (decrease) in cash                       (2,682)                 (268)                   (355)                     -

Cash beginning of year                                 2,682                 2,950                   3,305                      -
                                          -------------------     -----------------     -------------------    -------------------

Cash end of year                                           -                 2,682                   2,950                      -
                                          -------------------     -----------------     -------------------    -------------------

Cash paid during the year for:
Interest                                                   -                     -                       -                      -
Income taxes                                               -                     -                       -                      -

The accompanying notes are an integral part of these financial statements.

                        Notes to the Financial Statements
                           December 31, 1998 and 1997


Note 1 - Summary of Significant Accounting Policies

         g.       Organization

The Company was incorporated in the State of Nevada on May 18, 1987 as Asphalt Associates, Inc. On December 3, 1998 the Board of Directors changed to the name of the company to Pacific WebWorks, Inc. The Company was organized for the purpose of engaging in any lawful activity and is classified as a development stage company. The Company has been inactive since inception and has yet to secure business operations.

         h.       Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

         i.       Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments with maturities of three months or less at the time of acquisition.

         j.       Loss Per Share

The computations of loss per share of common stock are based on the weighted average number of outstanding shares during the period of the financial statements.

         k.       Provision for Income Taxes

At December 31, 1998, the company has net operating loss carryforwards totaling approximately $24,000 that may be offset against future taxable income through 2012. No tax benefit has been reported in the 1998 financial statements, because the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

         l.       Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimate.

                             Pacific WebWorks, Inc.
                       (Formerly Asphalt Associates, Inc.)
                          (a Development Stage company)


Note 2 - Going Concern

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has experienced losses from inception. The Company secured a merger with an existing operating company. (See subsequent events Note 5). Through this merger management plans to generate sufficient revenues to cover anticipated costs. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Notes Receivable

Pursuant to the merger agreement described in Note 4, the Company loaned $250,000 to Utah WebWorks, Inc. as an interest free 30 day note to be converted to the Company's investment in this subsidiary upon the merger of the Company.

Note 4 - Subsequent Events

Effective January 11, 1999, the company entered into an agreement and Plan of Reorganization with Utah WebWorks, In., (a private company). The agreement provides for the merger of the Company into Utah WebWorks to be treated as a reverse merger, thus making Utah WebWorks the accounting survivor. Pursuant to the agreement the Company issued 5,000,000 shares of common stock to the shareholder of Utah WebWorks for all shares of their company. The management of the Company resigned and the management and board of Utah WebWorks filled the vacancy. Utah WebWorks is in the business of software development for computer and internet systems.

Note 5 - Shareholders Equity


In December 1998 the board of directors authorized the issuance of 840,000 (post split) restricted shares for $1,000,000 in cash from accredited investors and $200,000 for services rendered to the Company.


On December 31, 1998, the Board of Directors authorized a four for one for the forward stock split. All per share information in these financial statements have been retroactively restated to reflect the split. The Board also authorized a change of the Company's authorized capital to 50,000,000 shares.

Note 6 - Cash in Escrow

Pursuant to the merger agreement an escrow account has been established wherein investors have placed $1,000,000. $250,000 were disbursed to Utah WebWorks in December 1998, and the remainder is scheduled to be advanced to the merged entity through the next nine months. As of February 10, 1999, an additional $130,000 was distributed from the escrow account.

                             Pacific WebWorks, Inc.

                              Financial Statements

                                   (Unaudited)




      For the six months and the three months ending June 30, 1999 and 1998

                                          Pacific WebWorks, Inc.


                                              Balance Sheets
                                               (unaudited)


                                                       Assets
                                                                                          As of June 30,
                                                                         1999                                 1998
                                                              ---------------------------         -----------------------------
Current Assets
Cash                                                                             140,141                                21,393
Accounts  Receivable  (net of allowance of $6,600 and $2,545
respectively)                                                                     45,680                                36,381
Employee Receivable                                                                  338                                 2,436
                                                              ---------------------------         -----------------------------
Total Current Assets                                                             186,159                                60,210

Property and Equipment                                                           111,294                                25,821

Other Assets
Deposits                                                                           5,250                                 4,600
Purchased Computer Software                                                        4,333                                 8,833
                                                              ---------------------------         -----------------------------
Total Assets                                                                     307,036                                99,464
                                                              ===========================         =============================

                              Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable                                                                  13,401                                 6,709
Accrued Expenses                                                                   7,584                                 8,300
Notes Payable                                                                          -                               131,708
                                                              ---------------------------         -----------------------------
Total Current Liabilities                                                         20,985                               146,717

Stockholders' Equity
Common  Stock,  authorized  50,000,000  shares  of $.001 par
value,   issued  and   outstanding   10,000,000   and  1,000
respectively                                                                      10,840                                     1
Additional Paid in Capital                                                       999,160                                 9,999
Retained Deficit                                                               (723,949)                              (57,253)
                                                              ---------------------------         -----------------------------
Total Stockholder's Equity                                                       286,051                              (47,253)

Total Liabilities and Stockholders' Equity                                       307,036                                99,464
                                                              ===========================         =============================


                                          Pacific WebWorks, Inc.

                                         Statement of Operations
                                               (unaudited)

                                           For the Six Months Ended              For the Three Months Ended
                                                   June 30,                               June 30,
                                           1998                    1999           1998              1999
                                        ---------               ---------      ---------           ---------
Revenues:                                150,390                  39,130         81,217              34,631

Cost of Sales                             84,097                  11,369         47,767              10,093

Gross Margin                              66,293                  27,761         33,450              24,438

Expenses:
   General and administrative             36,045                 323,357         20,474             214,123
   Sales                                  13,431                 103,862          7,629              68,776
   Development                             5,318                 105,274          3,020              69,711
                                        ---------               ---------      ---------           ---------
Total Expenses                            54,794                 532,493         31,123             352,610

Income (Loss) from Operations             11,499                (504,732)         2,327            (328,072)

   Other Income (Expenses)
   Interest Expense
   Other                                     ___                     ___            ___                 ___

Net Income (Loss)                         11,499                (504,732)         2,327            (328,072)
                                          ======                =========         =====            =========
Net Income (Loss) Per Share                0.002                  (0.055)         0.000              (0.036)

Weighted average shares
   outstanding                         5,001,000               9,166,667      5,001,000           9,166,667

                                          Pacific WebWorks, Inc.


                                         Statement of Cash Flows
                                               (unaudited)

                                                                          For the Six Months Ended
                                                                                  June 30,
                                                                      1999                          1998
                                                                    ---------                    ---------
Cash Flows from Operating Activities
     Net Income                                                        2,327                     (328,072)
Adjustments  to reconcile net income (loss) to net cash
provided by operations
     Depreciation and Amortization                                    10,703                        4,031
     Bad Debt                                                              -                            -
Change in assets and liabilities:
     Accounts Receivable                                             (34,791)                      (9,706)
     Accounts Payable and Accrued Expenses                             5,798                         (933)
                                                                    ---------                    ---------
Net Cash Flows from Operating Activities                             (15,963)                    (334,680)
Cash Flows from Investing Activities:
     Cash paid for fixed assets                                      (96,144)                     (12,144)
     Cash paid for deposits                                                -                       (4,600)
     Cash paid for purchased software                                      -                            -
     Cash acquired in Acquisition                                    750,000
                                                                    ---------                    ---------
     Net Cash Flows from Investing Activities                        653,856                      (16,744)
Cash Flows from Financing Activities:
     Cash from debt financing                                        250,000                     (103,902)
     Issuance of Stock                                                     -                            -
     Principle Payments on Debt financing                           (250,000)                     131,708
Net Cash Flows from Financing Activities                                   -                       27,806

Net increase (decrease) in cash                                      637,893                     (323,618)

Cash, beginning of period                                              9,306                        5,440
                                                                    ---------                    ---------

Cash end of period                                                   647,199                     (318,178)
                                                                   =========                     ========

                             Pacific WebWorks, Inc.

                          Notes to Financial Statements
                                  June 30, 1999
                                   (unaudited)

Note 1 - Reverse Merger


Effective January 11, 1999, Pacific Webworks, Inc. (a public Company) entered into an agreement and Plan of Reorganization with Utah WebWorks, Inc., (a private company). The agreement provides for the merger of the Company into Utah WebWorks to be treated as a reverse merger, thus making Utah WebWorks the accounting survivor. Pursuant to the agreement the Company issued 5,000,000 shares of common stock to the shareholders of Utah WebWorks for all shares of their Company. Because the historical financial information in these financial statements prior to the reverse merger (January 11, 1999) is that of the accounting acquirer (Utah Webworks), a reverse merger adjustment is used on the statement of stockholders' equity to bring the pre-merger equity of Utah Webworks up to the consolidated post-merger equity of Pacific Webworks. The actual shares issued by the Company to the Utah Webworks shareholders was 5,000,000 shares. The difference between the 5,000,000 shares issued to the Utah Webworks shareholders and the 9,999,000 reverse merger adjustment represents the 4,999,000 shares held by the original pre-merger shareholder of the public company (Pacific). The management of the Company resigned and the management and board of Utah WebWorks filled the vacancy. Utah WebWorks is in the business of software development for computer and internet systems. The Company had cash in escrow of $750,000 and a note receivable from Utah WebWorks of $250,000 as its only assets. The cash and note receivable were contributed to Utah WebWorks as an investment in subsidiary advanced for operations.

At December 31, 1998 the Company had outstanding warrants to purchase 400,000 shares of the Company's common stock at prices ranging from $2.50 to $6.00 per share. The warrants became exercisable in January 1999 and expire in January 2004. The warrants are exercisable as follows:


         150,000 warrants at $2.50
         100,000 warrants at $3.50
         150,000 warrants at $4.50
          50,000 warrants at $6.00


The fair value of the warrants granted during 1998 were determined using the Black-Schole option pricing model with the following assumptions: risk-free interest rates of 6.02%, expected option life of 5 years; and volatility of 500% with no dividend yield expected. The fair value of the warrants issued total $0. The stock price upon date of issuance was determined to be $10 per share.


Note 2 - Unaudited Information

Pacific WebWorks, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the six months ended June 30, 1999.
The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opion of management, necessary to properly reflect the results of the six months ended June 30, 1999. The information presented is not necessarily indicative of the results form operations expected for the full fiscal year.

Note 3 - Consolidation Policy

The June 30, 1999 unaudited financial statements are consolidated, to include the books of Pacific WebWorks, Inc. (Utah) and its parent Pacific WebWorks, Inc. (Nevada). All inter-company accounts have been eliminated in the consolidation.

                        FINANCIAL STATEMENTS AND EXHIBITS

(a)      Exhibits

         Exhibit Number             Description

         2.1* Articles of Merger for Asphalt Associates, Inc., dated January 6, 1999

         2.2* Agreement and Plan of Merger between Asphalt Associates, Inc., and Utah WebWorks, Inc., dated January 11, 1999

         3.1*           Articles of Incorporation of Asphalt Associates, Inc.

         3.2*           Amended and Restated Bylaws of Pacific WebWorks, Inc.

         10.1* Master Service Agreement between Electric Lightware, Inc. and Utah WebWorks, Inc., dated February 2, 1998

         10.2* Internet Access Agreement, Addendum to Master Service Agreement between Electric Lightwaew, Inc. and Utah WebWorks, Inc., dated February 2, 1998

         10.3*          Form of Employment Agreement

         10.4*          Development,   License  and  Service  Agreement  between
                        American Home Business Association and Utah WebWorks, Inc., dated April 15, 1999

         10.5*          Form of Reseller Agreement

         10.6* Lease Agreement between Utah WebWorks and Westgate Business Center dated January 11, 1999

         10.7*          Letter  Agreement   between  Utah  WebWorks,   Inc.  and
                        IntelliPay, Inc.

         10.8* Consulting Agreement between Columbia Financial Group and Pacific WebWorks, Inc., dated January 26, 1999

         10.9*          Strategic Reseller Agreement with U.S. Merchant Systems

         10.10*         Amended Form of Reseller Agreement

         10.11*         Promissory Note issued to Capital Communications, Inc.

         11.1*          Statement re computation of earnings per share

         12.1*          Statement re computation of ratios

         27.1           Financial Data Schedule June 30, 1999 Update

         *Previously Filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.



Date:  October 7, 1999                        Pacific WebWorks, Inc.



                                              By:  /s/
                                                 _______________________________
                                                 Christian Larsen, President